Exhibit 99.1

TELESAT CORPORATION

Quarterly Report

For the Three and Nine Month Periods Ended September 30, 2026

PART I. FINANCIAL INFORMATION

i

PART I. FINANCIAL INFORMATION

Item 1.       Financial Statements

Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Loss

For the periods ended September 30,

(in thousands of Canadian dollars, except per share amounts)		Three months		Nine months
	Notes	2026	2025	2026	2025
Revenue	4	$80,631	$101,060	$247,184	$323,915
Operating expenses	5	(73,752)	(57,852)	(190,816)	(161,450)
Depreciation		(22,574)	(26,168)	(66,768)	(77,991)
Amortization		(8,766)	(11,314)	(26,106)	(33,852)
Other operating (losses) gains, net	6	(27)	251	(82,081)	4,070
Operating (loss) income		(24,488)	5,977	(118,587)	54,692
Interest expense	7	(54,820)	(54,197)	(155,224)	(164,492)
Gain on repurchase of debt	12	—	—	—	6,896
Interest and other income		4,962	5,718	10,975	18,760
Loss on changes in fair value of financial instruments	19	(89,510)	(63,120)	(577,256)	(109,780)
Gain (loss) on foreign exchange		3,179	(32,282)	(34,027)	84,808
Loss before income tax		(160,677)	(137,904)	(874,119)	(109,116)
Tax recovery	8	3,455	16,821	7,398	12,105
Net loss		$(157,222)	$(121,083)	$(866,721)	$(97,011)

Net loss attributable to:
Telesat Corporation shareholders		$(47,018)	$(35,269)	$(258,295)	$(29,811)
Non-controlling interest		(110,204)	(85,814)	(608,426)	(67,200)
		$(157,222)	$(121,083)	$(866,721)	$(97,011)

Net loss per common share attributable to Telesat Corporation Shareholders
Basic		$(3.09)	$(2.38)	$(17.27)	$(2.04)
Diluted		$(3.09)	$(2.38)	$(17.27)	$(2.04)

Total Weighted Average Common Shares Outstanding
Basic	16	15,202,449	14,797,243	14,957,942	14,592,627
Diluted	16	15,202,449	14,797,243	14,957,942	14,592,627

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

For the periods ended September 30,

(in thousands of Canadian dollars)	Three months		Nine months
	2026	2025	2026	2025
Net loss	$(157,222)	$(121,083)	$(866,721)	$(97,011)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	6,264	87,008	137,637	(152,284)
Total other comprehensive income (loss)	6,264	87,008	137,637	(152,284)
Total comprehensive loss	$(150,958)	$(34,075)	$(729,084)	$(249,295)

Total comprehensive loss attributable to:
Telesat Corporation shareholders	$(45,120)	$(10,247)	$(217,825)	$(72,952)
Non-controlling interest	(105,838)	(23,828)	(511,259)	(176,343)
	$(150,958)	$(34,075)	$(729,084)	$(249,295)

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars)	Telesat Corporation Shares	Accumulated earnings	Equity- settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total Telesat Corporation shareholders’ equity	Non- controlling interest	Total shareholders’ equity
Balance as at January 1, 2025	$59,082	$467,333	$70,955	$112,910	$183,865	$710,280	$1,786,425	$2,496,705
Net loss	—	(29,811)	—	—	—	(29,811)	(67,200)	(97,011)
Issuance of share capital on settlement of restricted share units, performance share units and the exercise of stock options	8,758	5,848	(1,137)	2,105	968	15,574	(23,574)	(8,000)
Exchange of Limited Partnership units for Public Shares	690	8,755	1,131	1,073	2,204	11,649	(11,649)	—
Other comprehensive loss, net of tax (expense) recovery of $nil	—	—	—	(43,141)	(43,141)	(43,141)	(109,143)	(152,284)
Share-based compensation	—	—	2,473	—	2,473	2,473	6,140	8,613
Balance as at September 30, 2025	$68,530	$452,125	$73,422	$72,947	$146,369	$667,024	$1,580,999	$2,248,023

Balance as at October 1, 2025	$68,530	$452,125	$73,422	$72,947	$146,369	$667,024	$1,580,999	$2,248,023
Net loss	—	(125,543)	—	—	—	(125,543)	(307,663)	(433,206)
Issuance of share capital on settlement of restricted share units, deferred share units, performance share units and the exercise of stock options	1,444	811	72	118	190	2,445	(1,961)	484
Exchange of Limited Partnership units for Public Shares	23	—	—	—	—	23	(23)	—
Other comprehensive income (loss), net of tax (expense) recovery of $(2,969)	—	3,421	—	(17,002)	(17,002)	(13,581)	(33,701)	(47,282)
Share-based compensation, net of tax (expense) recovery of $6,046	—	—	452	—	452	452	1,125	1,577
Balance as at December 31, 2025	$69,997	$330,814	$73,946	$56,063	$130,009	$530,820	$1,238,776	$1,769,596

Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity — (Continued)

(in thousands of Canadian dollars)	Telesat Corporation Shares	Accumulated earnings	Equity- settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total Telesat Corporation shareholders’ equity	Non- controlling interest	Total shareholders’ equity
Balance as at January 1, 2026	$69,997	$330,814	$73,946	$56,063	$130,009	$530,820	$1,238,776	$1,769,596
Net loss	—	(258,295)	—	—	—	(258,295)	(608,426)	(866,721)
Issuance of share capital on settlement of restricted share units, performance share units, and the exercise of stock options	23,210	(1,365)	(1,316)	1,322	6	21,851	(35,311)	(13,460)
Exchange of Limited Partnership units for Public Shares	4	108	6	4	10	122	(122)	—
Other comprehensive income, net of tax (expense) recovery of $nil	—	—	—	40,470	40,470	40,470	97,167	137,637
Share-based compensation	—	—	3,951	—	3,951	3,951	9,373	13,324
Balance as at September 30, 2026	$93,211	$71,262	$76,587	$97,859	$174,446	$338,919	$701,457	$1,040,376

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	September 30, 2026	December 31, 2025
ASSETS
Cash and cash equivalents		$813,825	$509,798
Trade and other receivables		48,725	58,422
Other current financial assets		550	430
Current income tax recoverable		20,980	5,952
Prepaid expenses and other current assets		241,684	257,456
Total current assets		1,125,764	832,058
Satellites, property and other equipment	4, 9	3,403,965	2,716,708
Deferred tax assets		5,796	4,231
Other long-term financial assets		20,427	18,283
Long-term income tax recoverable		2,859	6,993
Other long-term assets	4	322,666	368,657
Intangible assets	4, 10	420,340	442,278
Goodwill	10	2,204,133	2,214,575
Total assets		$7,505,950	$6,603,783

LIABILITIES
Trade and other payables		$70,804	$57,447
Other current financial liabilities		1,449,939	857,637
Income taxes payable		158	2,772
Other current liabilities		46,683	58,431
Current indebtedness	12	2,750,299	2,341,145
Total current liabilities		4,317,883	3,317,432
Long-term indebtedness	12	1,306,912	1,152,462
Deferred tax liabilities		60,612	91,991
Other long-term financial liabilities		9,002	10,091
Other long-term liabilities		771,165	262,211
Total liabilities		6,465,574	4,834,187

SHAREHOLDERS’ EQUITY
Share capital	13	93,211	69,997
Accumulated earnings		71,262	330,814
Reserves		174,446	130,009
Total Telesat Corporation shareholders’ equity		338,919	530,820
Non-controlling interest	14	701,457	1,238,776
Total shareholders’ equity		1,040,376	1,769,596
Total liabilities and shareholders’ equity		$7,505,950	$6,603,783

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30,

(in thousands of Canadian dollars)	Notes	2026	2025
Cash flows from operating activities
Net loss		$(866,721)	$(97,011)
Adjustments to reconcile net loss to cash flows from operating activities:
Depreciation		66,768	77,991
Amortization		26,106	33,852
Tax recovery		(7,398)	(12,105)
Interest expense		155,224	164,492
Interest income		(13,342)	(19,070)
Loss (gain) on foreign exchange		34,027	(84,808)
Loss on changes in fair value of financial instruments		577,256	109,780
Share-based compensation		11,749	8,610
Loss (gain) on disposal of assets		22	(3,840)
Gain on disposal of subsidiaries		—	(230)
Gain on repurchase of debt		—	(6,896)
Impairment	6, 10	84,469	—
Deferred revenue amortization		(34,431)	(46,124)
Pension expense		3,377	4,089
Other		3,880	7,424
Income taxes paid, net of income tax received	21	(20,469)	8,264
Interest paid, net of interest received	21	(115,401)	(122,749)
Government grant received		5,905	—
Customer prepayments on future satellite services		509,624	—
Operating assets and liabilities	21	(15,741)	75,241
Net cash from operating activities		404,904	96,910

Cash flows used in investing activities
Cash payments related to satellite programs		(428,665)	(444,391)
Cash payments related to property and other equipment		(152,432)	(100,278)
Net proceeds from disposal of assets		—	4,519
Net proceeds from disposal of subsidiaries		—	235
Government grant received		3,022	—
Investment acquisition		(2,584)	—
Net cash used in investing activities		(580,659)	(539,915)

Cash flows generated from financing activities
Proceeds from indebtedness	12	497,325	404,996
Repurchase of indebtedness	12, 21	—	(4,501)
Payment of debt issue costs	21	(15,171)	—
Payments of principal on lease liabilities	21	(2,141)	(2,175)
Satellite performance incentive payments	21	(2,500)	(1,400)
Proceeds from exercise of stock options		1,334	—
Tax withholdings on settlement of restricted and performance share units and exercise of stock options		(14,795)	(8,445)
Net cash generated from financing activities		464,052	388,475

Effect of changes in exchange rates on cash and cash equivalents		15,730	(14,929)

Changes in cash and cash equivalents		304,027	(69,459)
Cash and cash equivalents, beginning of period		509,798	552,064
Cash and cash equivalents, end of period		$813,825	$482,605

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Corporation was incorporated under the Business Corporations Act (British Columbia) in October 2020 and is headquartered in Ottawa, Canada.

References herein to “Telesat” or “Company” refer to Telesat Corporation and its subsidiaries.

Telesat is a leading global satellite operator, providing mission-critical communications solutions to support the requirements of sophisticated satellite users throughout the world.

The Company, through its wholly owned indirect subsidiary Telesat GEO Inc., formerly Telesat Canada (“Telesat GEO”) operates a state-of-the-art fleet consisting of 12 geostationary satellites and the Canadian payload on Viasat-1, ground infrastructure and highly expert and dedicated staff.

After a decade of development, the Company, through its wholly owned indirect subsidiary, Telesat LEO ULC, formerly Telesat LEO Inc. (“Telesat LEO”) is building a constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed”. Telesat Lightspeed will initially consist of 225 satellites capable of providing a highly advanced, global, enterprise-grade, integrated satellite and terrestrial network optimized to capture the growing demand for broadband connectivity in certain key market verticals around the world. Telesat Lightspeed is expected to be in service in 2028.

The Company began trading on the Nasdaq Global Select Market and the Toronto Stock Exchange on November 19, 2021 under the ticker symbol “TSAT”. Quarterly and annual financial statements, material change statements and other publicly available documents of the Company can be obtained from the U.S. Securities Exchange Commission (“SEC”) at https://www.sec.gov and the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at https://www.sedarplus.ca.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited interim condensed consolidated financial statements of Telesat.

On October 28, 2026, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION AND GOING CONCERN

Statement of Compliance

The financial statements represent the interim financial statements of the Company, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

The financial statements should be read in conjunction with the December 31, 2025 consolidated financial statements of the Company. The financial statements use the same basis of presentation and accounting policies and critical accounting judgments and estimates as outlined in Notes 3 and 4 of the consolidated financial statements for the year ended December 31, 2025.

The results of operations for the nine months ended September 30, 2026 are not necessarily indicative of the results that may be expected for the full fiscal year.

Telesat GEO Debt Refinancing and Going Concern

These unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

2. BASIS OF PRESENTATION AND GOING CONCERN (cont.)

Assessing the ability of the Company to continue as a going concern requires judgment that includes considering whether conditions or events, including those at any of its subsidiaries, impact the going concern assumption. In conducting this assessment, management identified an adverse event at Telesat GEO relating to significant obligations that will require repayment or refinancing. Consequently, the Company is required to evaluate the impact of this adverse event on its ability to continue as a going concern.

Telesat GEO is a wholly owned indirect subsidiary of Telesat Corporation. Telesat GEO’s Term Loan B and Senior Notes (collectively, the “Telesat GEO debt”), as disclosed in Note 12 of approximately $3.1 billion, are scheduled to mature in December 2026, June 2027 and October 2027. The Telesat GEO debt obligations are guaranteed by certain direct and indirect subsidiaries of Telesat GEO (“Guarantors”) and the obligation for repayment of the credit facilities upon maturity does not extend beyond these Guarantors. Other entities within the Telesat group, other than Telesat GEO and its subsidiaries are primarily focused on the Telesat Lightspeed project. Telesat LEO, a wholly owned indirect subsidiary of Telesat Corporation through which the Telesat Lightspeed project is being developed, has a segregated funding source to permit the build out of that project that includes the ability to acquire any necessary intercompany services, such as certain personnel, occupancy, and information systems, currently provided to Telesat LEO by Telesat GEO up to a specified maximum.

As at September 30, 2026, the Company has approximately $813.8 million of cash and cash equivalents of which $286.7 million is held within Telesat GEO and subsidiaries. The Company and Telesat GEO expect to generate sufficient cash flow to meet the requirements of their respective ongoing operations and debt servicing costs for the reasonably foreseeable future, including at least the one-year period following the date of these financial statements. However, the Company’s consolidated cash flows and cash resources alone, which includes those of Telesat GEO, are not expected to be sufficient to meet Telesat GEO debt maturity obligations as they come due.

Management’s advisors are actively engaged in discussions with lenders’ advisors about refinancing the Telesat GEO debt and the Company is considering options available to it. At the time of issuing the financial statements, management expects to address the existing debt obligations before they become due. However, these initiatives are dependent on a number of factors outside of the Company’s control. As such, there can be no assurance that these initiatives will be completed successfully. This material uncertainty, which relates solely to the upcoming Telesat GEO debt maturities in December 2026, June 2027 and October 2027 casts substantial doubt as to Telesat GEO’s ability to meet its debt obligations as they come due. Accordingly, this material uncertainty raises substantial doubt for the Company in these unaudited interim condensed consolidated financial statements.

Should the Company not be able to refinance the Telesat GEO debt obligations prior to maturity, these financial statements may require significant adjustments. Such adjustments would have a material impact on the carrying amount and classification of reported assets, liabilities, revenues or expenses in these financial statements.

3. MATERIAL ACCOUNTING POLICY INFORMATION

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to the Company are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

IFRS 18, Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures in Financial Statements (“IFRS 18”), which replaces IAS 1. IFRS 18 aims to improve the comparability and transparency of financial performance by introducing defined categories and subtotals in the statement of profit or loss, enhanced disclosure requirements for management-defined performance measures, and updated principles for the aggregation and disaggregation of information in the financial statements.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.

Telesat is currently evaluating the detailed implications of applying IFRS 18 on its financial statements. Based on preliminary analysis performed to date, IFRS 18 is not expected to affect the Company’s total net income (loss). However, the standard is expected to result in changes to the presentation and classification of certain income, expense, and cash flow line items.

Certain line items in the primary financial statements may be modified, disaggregated, or regrouped to better reflect the principles of aggregation and disaggregation introduced by IFRS 18.

In particular, foreign exchange differences that are currently aggregated and presented as a single line item in the statement of profit or loss may require disaggregation and reclassification between various categories.

Based on the Company’s current understanding of IFRS 18, interest paid is expected to be classified as financing cash flows and interest received as investing cash flows in the statement of cash flows, rather than operating cash flows as currently presented.

Telesat will continue to evaluate the detailed application of IFRS 18. The Company will apply IFRS 18 from its mandatory effective date of January 1, 2027 and where applicable, will restate the comparative information in accordance with the transition requirements of the standard.

4. SEGMENT INFORMATION

The Company reports under two operating segments, which are GEO and LEO. Transactions that do not belong to a particular operating segment, such as certain corporate entities, are reported within “Other”.

The Company’s Chief Operating Decision Maker (“CODM”), who is the Company’s Chief Executive Officer, is provided with information to review the operating results, assess performance of the operations and make capital allocation decisions at the operating segment level comprising GEO and LEO.

Service Revenue

The Company derives revenue from the following services:

Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.

Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.

Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

The segment information regularly reviewed by the CODM and the reconciliation thereof to the net loss as well as the capital expenditures by operating segment are included in the following tables:

Nine months ended September 30, 2026	GEO	LEO	Other(3)	Consolidated
Broadcast	$107,595	$—	$—	$107,595
Enterprise	131,050	112	—	131,162
Consulting and other	4,050	4,377	—	8,427
Revenue	242,695	4,489	—	247,184
Operating expenses, net of share-based compensation and non-recurring items(1)	(108,027)	(64,285)	(5,534)	(177,846)
Adjusted EBITDA(1)	$134,668	$(59,796)	$(5,534)	69,338
Share-based compensation				(11,749)
Non-recurring items(2)				(1,221)
Depreciation				(66,768)
Amortization				(26,106)
Other operating losses, net				(82,081)
Operating loss				(118,587)
Interest expense				(155,224)
Loss on changes in fair value of financial instruments				(577,256)
Interest and other income				10,975
Loss on foreign exchange				(34,027)
Loss before income taxes				(874,119)
Tax recovery				7,398
Net loss				$(866,721)
Capital expenditures	$5,382	$640,876	$—	$646,258
Three months ended September 30, 2026	GEO	LEO	Other(3)	Consolidated
Broadcast	$35,991	$—	$—	$35,991
Enterprise	41,341	47	—	41,388
Consulting and other	1,615	1,637	—	3,252
Revenue	78,947	1,684	—	80,631
Operating expenses, net of share-based compensation and non-recurring items(1)	(42,557)	(24,179)	(1,791)	(68,527)
Adjusted EBITDA(1)	$36,390	$(22,495)	$(1,791)	12,104
Share-based compensation				(4,810)
Non-recurring items(2)				(415)
Depreciation				(22,574)
Amortization				(8,766)
Other operating losses, net				(27)
Operating loss				(24,488)
Interest expense				(54,820)
Loss on changes in fair value of financial instruments				(89,510)
Interest and other income				4,962

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

Three months ended September 30, 2026	GEO	LEO	Other(3)	Consolidated
Gain on foreign exchange				3,179
Loss before income taxes				(160,677)
Tax recovery				3,455
Net loss				$(157,222)
Capital expenditures	$3,199	$343,950	$—	$347,149
Nine months ended September 30, 2025	GEO	LEO	Other(3)	Consolidated
Broadcast	$154,897	$—	$—	$154,897
Enterprise	159,936	—	—	159,936
Consulting and other	6,562	2,520	—	9,082
Revenue	321,395	2,520	—	323,915
Operating expenses, net of share-based compensation and non-recurring items(1)	(97,353)	(50,728)	(2,923)	(151,004)
Adjusted EBITDA(1)	$224,042	$(48,208)	$(2,923)	172,911
Share-based compensation				(8,610)
Non-recurring items(2)				(1,836)
Depreciation				(77,991)
Amortization				(33,852)
Other operating gains, net				4,070
Operating income				54,692
Interest expense				(164,492)
Loss on changes in fair value of financial instruments				(109,780)
Interest and other income				18,760
Gain on repurchase of debt				6,896
Gain on foreign exchange				84,808
Loss before income taxes				(109,116)
Tax recovery				12,105
Net loss				$(97,011)
Capital expenditures	$2,998	$521,608	$—	$524,606
Three months ended September 30, 2025	GEO	LEO	Other(3)	Consolidated
Broadcast	$48,615	$—	$—	$48,615
Enterprise	50,503	—	—	50,503
Consulting and other	1,397	545	—	1,942
Revenue	100,515	545	—	101,060
Operating expenses, net of share-based compensation and non-recurring items(1)	(36,765)	(16,476)	(979)	(54,220)
Adjusted EBITDA(1)	$63,750	$(15,931)	$(979)	46,840
Share-based compensation				(3,018)
Non-recurring items(2)				(614)
Depreciation				(26,168)
Amortization				(11,314)
Other operating gains, net				251
Operating income				5,977

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

Three months ended September 30, 2025	GEO	LEO	Other(3)	Consolidated
Interest expense				(54,197)
Loss on changes in fair value of financial instruments				(63,120)
Interest and other income				5,718
Loss on foreign exchange				(32,282)
Loss before income taxes				(137,904)
Tax recovery				16,821
Net loss				$(121,083)
Capital expenditures	$739	$139,097	$—	$139,836

____________

(1)      The performance of each segment is evaluated by the CODM based on Adjusted EBITDA. Adjusted EBITDA is defined as operating income (excluding certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used to measure Telesat’s operating performance.

(2)      Non-recurring payments include severance payments and special compensation and benefits.

(3)      Transactions that do not belong to a particular operating segment such as certain corporate entities are reported within “Other”.

Equipment Sales

Equipment sales included within the various services were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
GEO	$722	$335	$4,609	$1,687
LEO	36	—	101	—
Equipment sales	$758	$335	$4,710	$1,687

All equipment sales were from Enterprise services, which the exception of $1 of equipment sales from Broadcast services in the three and nine months ended September 30, 2025.

Geographic Information

Revenue by geographic region was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Canada	$40,285	$55,063	$124,594	$169,850
United States	27,390	28,942	82,999	99,750
Europe, Middle East & Africa	5,509	7,225	16,891	21,906
Latin America & Caribbean	4,643	7,483	16,017	22,606
Asia & Australia	2,804	2,347	6,683	9,803
Revenue	$80,631	$101,060	$247,184	$323,915

For the three and nine months ended September 30, 2026 and 2025, all revenue from the LEO segment was from the United States geographic region.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

The satellites and intangible assets have been classified based on ownership. Satellites, property and other equipment, and intangible assets by geographic region were allocated as follows:

As at,	September 30, 2026	December 31, 2025
Canada	$3,162,848	$2,464,818
United Kingdom	217,239	238,478
United States	12,102	12,276
Europe, Middle East & Africa (excluding United Kingdom)	7,853	—
All Others	3,923	1,136
Satellites, property and other equipment	$3,403,965	$2,716,708
As at,	September 30, 2026	December 31, 2025
Canada	$408,455	$428,909
Latin America & Caribbean	7,510	7,943
United States	4,375	5,426
Intangible Assets	$420,340	$442,278

Other long-term assets by geographic region were allocated as follows:

As at,	September 30, 2026	December 31, 2025
Canada	$300,335	$343,059
United States	22,331	25,598
Other long-term assets	$322,666	$368,657

Goodwill was not allocated to geographic regions.

Major Customers

For the three and nine months ended September 30, 2026 and 2025, there were two significant customers each representing more than 10% of consolidated revenue totaling $37.2 million and $112.9 million respectively (September 30, 2025 — $50.2 million and $159.4 million).

5. OPERATING EXPENSES

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Other operating expenses⁽¹⁾	$41,983	$30,641	$95,272	$75,551
Compensation and employee benefits⁽²⁾	25,974	22,439	75,672	70,065
Cost of third-party satellites⁽³⁾	5,350	4,539	17,421	14,892
Cost of equipment sales⁽⁴⁾	445	233	2,451	942
Operating expenses	$73,752	$57,852	$190,816	$161,450

____________

(1)      Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs. The balance for the three and nine months ended September 30, 2026 included $0.2 million and $1.4 million of leases not capitalized due to exemptions and variable lease payments not included in the measurement of the lease liabilities (three and nine months ended September 30, 2025 — $0.5 million and $1.5 million).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. OPERATING EXPENSES (cont.)

(2)      Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.

(3)      Cost of third-party satellites included the cost of third-party satellite capacity acquired to fulfill customer capacity requirements.

(4)      Cost of equipment sales included the cost of equipment and other costs directly attributable to fulfilling the Company’s obligations under customer contracts, excluding the cost of third-party satellite capacity.

6. OTHER OPERATING (LOSSES) GAINS, NET

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Insurance proceeds and other	$—	$—	$2,409	$—
Gain on disposal of subsidiaries	—	230	—	230
Impairment	—	—	(84,469)	—
(Loss) gain on disposal of assets	(27)	21	(21)	3,840
Other operating (losses) gains, net	$(27)	$251	$(82,081)	$4,070

Impairment

During the three and nine months ended September 30, 2026, an impairment loss of $nil and $84.5 million, respectively, was recognized against goodwill related to the aggregated GEO segment (Note 10).

7. INTEREST EXPENSE

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Interest on indebtedness	$73,739	$58,919	$201,009	$172,824
Interest on significant financing component	8,320	2,993	13,815	9,372
Interest on leases	685	523	1,786	1,558
Interest on satellite performance incentive payments	183	227	574	716
Interest on employee benefit plans, net	(503)	(268)	(1,508)	(801)
Capitalized interest	(27,604)	(8,197)	(60,452)	(19,177)
Interest expense	$54,820	$54,197	$155,224	$164,492

8. INCOME TAXES

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Current tax expense (recovery)	$3,841	$(5,636)	$4,894	$8,834
Deferred tax recovery	(7,296)	(11,185)	(12,292)	(20,939)
Tax recovery	$(3,455)	$(16,821)	$(7,398)	$(12,105)

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

8. INCOME TAXES (cont.)

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Loss before income taxes	$(160,677)	$(137,904)	$(874,119)	$(109,116)
Multiplied by the statutory income tax rates	26.39%	26.39%	26.39%	26.39%
	(42,403)	(36,393)	(230,680)	(28,796)
Income tax recorded at rates different from the Canadian tax rate	(934)	(521)	(2,201)	(5,216)
Permanent differences	21,056	9,581	153,233	12,615
Effect of temporary differences not recognized as deferred tax assets	17,655	16,984	71,570	4,217
Foreign taxes	—	(36)	25	(170)
Change in estimates related to prior periods	365	36	5,342	126
Excess tax-benefits on share-based payments recognized directly in equity	1,028	—	1,573	—
Impact of foreign exchange	(222)	(6,569)	(6,260)	4,608
Other	—	97	—	511
Tax recovery	$(3,455)	$(16,821)	$(7,398)	$(12,105)
Effective income tax rate	2.15%	12.20%	0.85%	11.09%
9. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the nine months ended September 30, 2026, the Company had additions of $646.3 million (nine months ended September 30, 2025 — $524.6 million) primarily related to acquisitions associated with the LEO program.

10. GOODWILL AND INTANGIBLE ASSETS

During the three months ended September 30, 2026, the Company assessed the most sensitive assumptions to determine whether there were any changes in the key assumptions used in the impairment test performed as of March 31, 2026. Based on this assessment, for both the GEO segment and LEO segment, the Company determined that no indicators of impairment due to events or changes in circumstances had occurred that would indicate a potential impairment of the GEO segment or its related GEO CGUs, and the LEO segment as of September 30, 2026.

Based on the analysis performed in the first quarter of 2026 for the GEO segment and related CGUs, the Company identified indicators of impairment, primarily as a result of an increase in the discount rate range from 9.3% – 10.3% used in the December 31, 2025 impairment test to 10.3% – 11.3%, reflecting changes in market-based inputs. Consequently, the Company performed impairment analyses as of March 31, 2026 for the GEO segment and GEO CGUs and recognized an impairment loss of $84.5 million against goodwill relating to the GEO segment. Management assessed whether indicators of impairment existed as of September 30, 2026, and concluded that no indicators were present. Therefore, no additional impairment testing was required, and no additional impairment was recognized.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

10. GOODWILL AND INTANGIBLE ASSETS (cont.)

Sensitivities

The impairment analysis performed as of March 31, 2026 showed that an increase of 1% in the discount rate would have resulted in an increase in the corresponding impairment charge of $43.7 million.

Actual operating results and the related cash flows of the Company could differ from the estimated operating results and related cash flows used in the impairment analysis, and different estimates could have resulted in a different fair value.

11. LEASE LIABILITIES

The expected undiscounted contractual cash flows of the lease liabilities as at September 30, 2026 were as follows:

Remainder 2026	2027	2028	2029	2030	Thereafter	Total
$1,576	$5,838	$5,696	$6,004	$5,764	$38,000	$62,878

The undiscounted contractual cash flows included $18.1 million of interest payments.

In addition, there were certain leases which were signed but not capitalized as at September 30, 2026. Based upon the assessed lease term, the expected undiscounted cash flows totaled $43.6 million.

12. INDEBTEDNESS

As at,	September 30, 2026	December 31, 2025
Telesat GEO Financing
Term Loan B – U.S. Facility(1) (September 30, 2026 and December 31, 2025 – US$1,320,531)	$1,879,379	$1,812,296
2027 Senior Unsecured Notes(2) (September 30, 2026 and December 31, 2025 – US$213,035)	303,191	292,369
2026 Senior Secured Notes(3) (September 30, 2026 and December 31, 2025 – US$387,047)	550,845	531,183
2027 Senior Secured Notes(4) (September 30, 2026 and December 31, 2025 – US$224,995)	320,213	308,783
2030 Senior Secured Term Loan(5) (September 30, 2026 – US$120,000)	173,629	—
Telesat Lightspeed Financing
Government of Canada Telesat Lightspeed Financing(6)	920,958	603,376
Government of Quebec Telesat Lightspeed Financing(6)	172,142	112,780
	4,320,357	3,660,787
Deferred financing costs, prepayment options, warrants and loss on repayment	(263,146)	(167,180)
	4,057,211	3,493,607
Less: current indebtedness	(2,750,299)	(2,341,145)
Long-term indebtedness	$1,306,912	$1,152,462

____________

(1)      On December 6, 2019, Telesat GEO entered into a new amended and restated Credit Agreement with a syndicate of banks which provides for the extension of credit under the Senior Secured Credit Facilities (“Senior Secured Credit Facilities”). The Senior Secured Credit Facilities are comprised of two tranches — a revolving credit facility of up to $200.0 million US dollars which matured in December 2024 and Term Loan B — U.S. Facility of US$1,908.5 million maturing in December 2026. During the three and nine months ended September 30, 2026 and September 30, 2025, there were no repurchases of debt.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

12. INDEBTEDNESS (cont.)

(2)      On October 11, 2019, Telesat GEO issued, through a private placement, US$550 million of 6.5% Senior Unsecured Notes, maturing in October 2027 (“2027 Senior Unsecured Notes”).

During the nine months ended September 30, 2025, Telesat repurchased 2027 Senior Unsecured Notes, with a principal amount of $11.4 million (US$8.2 million) in exchange for $4.5 million (US$3.3 million). There were no repurchases during the three months ended September 30, 2025.

There were no repurchases of debt during the three and nine months ended September 30, 2026.

(3)      On April 27, 2021, Telesat GEO issued, through a private placement, US$500.0 million in aggregate principal amount of 5.625% Senior Secured Notes maturing in December 2026 (“2026 Senior Secured Notes”). During the three and nine months ended September 30, 2026 and September 30, 2025, there were no repurchases of debt.

(4)      On December 6, 2019, Telesat GEO issued, through a private placement, US$400.0 million 4.875% Senior Secured Notes, maturing in June 2027 (“2027 Senior Secured Notes”). During the three and nine months ended September 30, 2026 and September 30, 2025, there were no repurchases of debt.

(5)      On August 12, 2026, Voyageur GP, an indirect non-guarantor subsidiary of Telesat GEO, entered into a secured term loan, maturing in August, 2030, borrowing an aggregate principal amount of US$120.0 million. The term loan is guaranteed by Telesat GEO and certain of its subsidiaries and bears interest at a variable rate based on Term Secured Overnight Financing Rate (“SOFR”) plus 8.50% per annum, and SOFR not less than 2.00% (“2030 Senior Secured Term Loan”).

(6)      On September 13, 2024, as amended on September 12, 2025, Telesat LEO entered into loan agreements with 16342451 Canada Inc., a subsidiary of Canada Development Investment Corporation (“Government of Canada”) and Investissement Quebec (“Government of Quebec”), for senior secured non-revolving delayed draw term loan facilities in the principal amount of $2,140 million and $400 million, respectively (“Telesat Lightspeed Financing”). Three advances were received during the nine months ended September 30, 2026, totaling $278.0 million from the Government of Canada and $52.0 million from the Government of Quebec; of which $84.3 million and $15.7 million were received from the Government of Canada and Government of Quebec, respectively, during the three months ended September 30, 2026. The debt balances include $73.1 million of interest that was added to the principal balance of the loan.

Telesat Lightspeed Financing Warrants

During 2024, as consideration for making available the Telesat Lightspeed Financing, Telesat LEO entered into agreements with the Government of Canada and the Government of Quebec that irrevocably grant warrants equivalent to 11.87% of the equity of Telesat LEO on a fully diluted basis (“Telesat Lightspeed Financing Warrants”), which were fair valued upon the completion of the conditions precedent. In connection with a corporate reorganization of Telesat LEO completed in September 2025, the Telesat Lightspeed Financing Warrants became exercisable for 11.87% of the limited partnership units of a Lightspeed LEO Limited Partnership which holds all of the Telesat LEO shares.

The Telesat Lightspeed Financing Warrants are exercisable in whole or in part, using a cash or cashless exercise feature (at the sole discretion of holder), at any time after the second anniversary of the original date of issuance of the warrants (November 15, 2026) and up to 10 years from the issuance date (November 15, 2034) subject to certain terms and conditions of the warrant agreement. The standard cash exercise of the warrants meets the definition of gross-settled equity instruments; on the other hand, if the cashless exercise is used, the number of units will vary depending on fair market value of the Lightspeed LEO Limited Partnership units at the time of exercise. Consequently, the Telesat Lightspeed Financing Warrants fail to meet fixed-for-fixed criteria for equity classification and have been designated at fair value through profit and loss classified as a Level 3 instrument (Note 19).

Deferred Financing Charges

Deferred financing charges include the debt issue costs associated with the Telesat Lightspeed Financing and the initial value of the Telesat Lightspeed Financing Warrants granted to the Government of Canada and the Government of Quebec. As drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the deferred financing charges will be transferred to debt issue costs against the long-term indebtedness and amortized to interest expense using the effective interest method.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

12. INDEBTEDNESS (cont.)

The activity in deferred financing charges for the nine months ended September 30, 2026 is as follows:

	Telesat Lightspeed Financing Warrants	Debt issue costs	Total
As at December 31, 2025	$429,100	$26,834	$455,934
Transfers to debt issue costs	(78,509)	(4,917)	(83,426)
Impact of foreign exchange	15,017	946	15,963
As at September 30, 2026	$365,608	$22,863	$388,471

13. SHARE CAPITAL

The Class A Common shares together with the Class B Variable Voting shares represent Telesat Corporation’s Public Shares (“Telesat Public Shares”). The Class C Fully Voting shares and Class C Limited Voting shares shall be referred to as (“Class C Shares”). The Telesat Public Shares and Class C Shares together represent Telesat Corporation Shares (“Telesat Corporation Shares”).

The number of shares and stated value of the outstanding shares were as follows:

	September 30, 2026		December 31, 2025
	Number of shares	Stated value	Number of shares	Stated value
Telesat Public Shares	15,202,449	$86,871	14,730,782	$63,657
Class C Shares	112,841	6,340	112,841	6,340
	15,315,290	$93,211	14,843,623	$69,997

The breakdown of the number of shares of Telesat Public Shares, as at September 30, 2026, was as follows:

Telesat Public Shares
Class A Common shares	5,772,778
Class B Variable Voting shares	9,429,671
Total Telesat Public Shares	15,202,449

The number of Class A Common shares and Class B Variable Voting shares in the table above is based on information available to the Company.

In addition, the Company has one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share and one Golden Share outstanding, each with a nominal stated value as at September 30, 2026 and December 31, 2025. The voting rights of the Special Voting Shares and the Golden Share are more fully described in the Company’s Annual Report filed on Form 20-F for the year ended December 31, 2025 that can be obtained on the SEC’s website at https://www.sec.gov and on the SEDAR+ at https://www.sedarplus.ca.

During the nine months ended September 30, 2026, 408,289 Restricted Share Units (“RSUs”) were settled for 210,192 Telesat Public Shares, on a net settlement basis (nine months ended September 30, 2025 — 450,054 RSUs were settled for 226,724 Telesat Public Shares, on a net settlement basis).

During the nine months ended September 30, 2026, 224,822 Performance Share Units (“PSUs”) were settled for 113,880 Telesat Public Shares (nine months ended September 30, 2025 — 187,349 PSUs were settled for 103,678 Telesat Public Shares).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

13. SHARE CAPITAL (cont.)

During the nine months ended September 30, 2026, 40,664 Deferred Share Units (“DSUs”) were settled for an equal number of Telesat Public Shares. There were no settlements of DSUs in the nine months ended September 30, 2025.

During the nine months ended September 30, 2026, 1,638 Telesat Public Shares were issued in exchange for an equal number of Class A Limited Partnership units (“LP Units”) in Telesat Partnership LP (the “Partnership”) (nine months ended September 30, 2025 — 252,079 Telesat Public Shares were issued in exchange for an equal number of Class A LP Units).

During the nine months ended September 30, 2026, 105,293 stock options were exercised in exchange for an equal number of Telesat Public Shares. (September 30, 2025 — 22,884 stock options exercised in exchange for an equal number of Telesat Public Shares).

The number and stated value of the outstanding LP Units of the Partnership as at September 30, 2026 and December 31, 2025 were as follows:

	September 30, 2026		December 31, 2025
	Number of shares	Stated value	Number of shares	Stated value
Class B LP Units	18,059,646	$49,424	18,061,284	$49,428
Class C LP Units	18,098,362	38,893	18,098,362	38,893
	36,158,008	$88,317	36,159,646	$88,321

On consolidation into Telesat Corporation, the stated value of the LP Units is included under non-controlling interest.

14. NON-CONTROLLING INTEREST

Non-controlling interests represent equity interests in the Partnership that are not attributable to the Company. As at September 30, 2026, Telesat Corporation held a general partnership interest representing approximately 30% economic interest in the Partnership (December 31, 2025 — approximately 29%). The remaining 70% economic interest represents exchangeable units held by the limited partnership unit holders (December 31, 2025 — 71%).

Net income (loss) attributable to non-controlling interests represents the non-controlling interests’ portion of the Partnership’s net income (loss).

15. SHARE-BASED COMPENSATION PLANS

On November 19, 2021, Telesat Corporation adopted an omnibus long-term incentive plan which was amended and restated as at June 18, 2024 (“Omnibus Plan”). The Omnibus Plan allows for a variety of equity-based awards including stock options, RSUs, DSUs and PSUs. The stock options, RSUs, DSUs and PSUs are collectively referred to as “Award”. Each Award will represent the right to receive Public Shares or, in the case of PSUs, RSUs or DSUs, Public Shares or cash, in accordance with the terms of the Omnibus Plan.

Telesat Holdings Inc. (the predecessor entity to Telesat GEO and Telesat Corporation) adopted a management stock incentive plan in April 2013, as amended (the “Historic Plan”).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. SHARE-BASED COMPENSATION PLANS (cont.)

The changes in number of time vesting stock options outstanding and their weighted average exercise price under the Omnibus Plan and Historic Plan have been summarized below:

	Historic Plan		Omnibus Plan
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding, January 1, 2026	49,526	$71.33	699,159	$13.28
Exercised	—	$—	(105,293)	$12.67
Outstanding, September 30, 2026	49,526	$71.33	593,866	$13.38

There were no stock options granted under the Historic Plan or Omnibus Plan during the nine months ended September 30, 2026 or September 30, 2025. No further stock options will be granted under the Historic Plan.

The movement in share units under the Omnibus Plan was as follows:

	RSUs with time criteria	PSUs with time and performance criteria	DSUs
Outstanding, January 1, 2026	707,466	530,056	232,161
Granted	153,418	105,173	20,670
Settled	(408,289)	(224,822)	(40,664)
Forfeited	(18,254)	(4,880)	—
Outstanding, September 30, 2026	434,341	405,527	212,167

Employee Share Purchase Plan

In 2025, the Company established an Employee Share Purchase Plan (“ESPP”). The ESPP is a cash-settled share-based payment plan, whereby employees of the Company can acquire common shares through regular payroll deductions. Company-matched employee contributions, up to a maximum of five thousand dollars per annum, are subject to a one year holding period. The employee and Company’s contributions are remitted to an independent plan administrator who is responsible for purchasing common shares on the market on behalf of the employee.

The amounts expensed for the three and nine months ended September 30, 2026 were $0.4 million and $0.9 million, respectively (three and nine months ended September 30, 2025 — $0.1 million).

16. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net loss for the period attributable to shareholders of each class of shares by the weighted average number of shares outstanding during the period.

Diluted earnings per share is calculated to give effect to equity awards.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. EARNINGS PER SHARE (cont.)

The following table presents reconciliations of the numerators of the basic and diluted per share computations:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Net loss attributable to Telesat Common Shares	$(47,018)	$(35,269)	$(258,295)	$(29,811)
Effect of diluted securities	—	—	—	—
Diluted net loss attributable to Telesat Common Shares	$(47,018)	$(35,269)	$(258,295)	$(29,811)

The following table presents reconciliations of the denominators of the basic and diluted per share computations:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Basic total weighted average number of Telesat Common Shares outstanding	15,202,449	14,797,243	14,957,942	14,592,627
Effect of diluted securities	—	—	—	—
Diluted total weighted average number of Telesat Common Shares outstanding	15,202,449	14,797,243	14,957,942	14,592,627

Effect of diluted securities represents Telesat Public Shares and Class C Shares assumed to be issued for no consideration. The difference between the number of Telesat Public Shares and Class C Shares assumed issued on exercise and the number of Telesat Public Shares and Class C Shares assumed repurchased are treated as an issue of common shares for no consideration.

For the purpose of earnings per share, all of the Telesat Public Shares and Class C Shares have equivalent economic rights.

17. GOVERNMENT GRANT

In May 2019, Telesat entered into an agreement for a non-refundable government contribution of a value up to $85 million for a period until June 30, 2028 relating to the Telesat Lightspeed constellation.

For the nine months ended September 30, 2026, the Company recorded $3.3 million relating to the agreement (nine months ended September 30, 2025 — $2.6 million).

Of the amount recorded during the nine months ended September 30, 2026, $1.4 million was recorded as a reduction to satellites, property and other equipment and $1.9 million was recorded as a reduction to operating expenses (nine months ended September 30, 2025 — $2.6 million was recorded as a reduction to operating expenses and no amount was recorded as a reduction to satellites, property and other equipment).

18. CAPITAL DISCLOSURES

The Company’s financial strategy is designed to maintain compliance with the financial covenants under the Telesat GEO Financing and Telesat Lightspeed Financing (Note 12), and to maximize returns to its shareholders and other stakeholders. The Company meets these objectives through regular monitoring of the financial covenants and operating results on a quarterly basis.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. CAPITAL DISCLOSURES (cont.)

The Company defines its capital as Telesat Corporation’s shareholders’ equity (comprising issued share capital, accumulated earnings and excluding reserves), non-controlling interest and debt financing (comprising indebtedness and excluding deferred financing costs, prepayment options, warrants and loss on repayment as defined in Note 12).

The Company’s capital was as follows:

As at,	September 30, 2026	December 31, 2025
Shareholders’ equity (excluding reserves)	$164,473	$400,811
Non-controlling interest	$701,457	$1,238,776
Debt financing (excluding deferred financing costs, prepayment options, warrants and loss on repayment)	$4,320,357	$3,660,787

The Company’s operating results are tracked against budget and this analysis is reviewed by senior management.

19. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at September 30, 2026.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at September 30, 2026, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $883.5 million (December 31, 2025 — $586.9 million).

The following table provides breakdown by maturity of financial assets as at September 30, 2026:

		Contractual cash flows
	Carrying amount	Remainder 2026
			2027	2028	2029	2030	Thereafter
Cash and cash equivalents	$813,825	$813,825	$—	$—	$—	$—	$—
Trade and other receivables, excluding deferred receivables	41,931	41,931	—	—	—	—	—
Deferred receivables	23,859	748	6,908	2,776	2,551	2,543	8,333
Other financial assets	3,911	549	—	2,075	—	—	1,287
	$883,526	$857,053	$6,908	$4,851	$2,551	$2,543	$9,620

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, primarily U.S. dollar and Canadian dollar denominated investments.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at September 30, 2026, North American and International customers

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

made up 70% and 30% of the outstanding trade receivable balance, respectively (December 31, 2025 — 67% and 33%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at September 30, 2026 was $14.5 million (December 31, 2025 — $13.8 million).

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high-quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness, cash and short-term investments. As at September 30, 2026, a portion of the indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $3,227.3 million ($2,944.6 million as of December 31, 2025), before netting of deferred financing costs, prepayment options, warrants and loss on repayment.

In addition, there is also an impact as a result of the exchange rate variations to the extent that transactions are denominated in Canadian dollars in entities who have a functional currency other than Canadian dollars with the most significant impact being on the Telesat Lightspeed Financing Warrant derivative liabilities and Telesat Lightspeed Financing indebtedness. As at September 30, 2026, the derivative liabilities and indebtedness had balances of $1,409.8 million and $1,093.1 million, respectively (December 31, 2025 — $832.4 million and $716.2 million), with $365.6 million recorded against deferred charges (December 31, 2025 — $429.1 million).

As at September 30, 2026, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have (decreased) increased net loss by $41.2 million (December 31, 2025 — $70.8 million) and increased (decreased) other comprehensive loss by $29.4 million (December 31, 2025 — $62.0 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive.

If the interest rates on the variable rate indebtedness change by 0.25%, the result would be an increase to net loss of $1.9 million and $5.2 million for three and nine months ended September 30, 2026 (three and nine months ended September 30, 2025 — $1.4 million and $4.0 million), excluding any impact from the capitalization of interest tied to the Telesat Lightspeed Financing and 2030 Senior Secured Term Loan.

Liquidity risk

The Company manages liquidity risk through active cash forecasting and by maintaining sufficient cash and cash equivalents.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

The contractual maturities of financial liabilities as at September 30, 2026 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	Remainder 2026
				2027	2028	2029	2030	Thereafter
Trade and other payables	$70,804	$70,804	$70,804	$—	$—	$—	$—	$—
Customer and other deposits	1,273	1,273	398	355	228	—	—	292
Satellite performance incentive payments	10,247	11,925	816	2,722	2,602	2,602	2,602	581
Derivative liabilities	1,409,816	1,409,816	1,409,816	—	—	—	—	—
Other financial liabilities	2,362	2,362	2,362	—	—	—	—	—
Indebtedness(1)	4,355,588	7,194,690	2,487,505	667,711	238,813	499,573	768,330	2,532,758
	$5,850,090	$8,690,870	$3,971,701	$670,788	$241,643	$502,175	$770,932	$2,533,631

____________

(1)      Indebtedness excludes deferred financing costs, prepayment options, warrants and loss on repayment. The contractual cash flows for Telesat Lightspeed Financing include anticipated future drawings and mandatory repayments against the loan.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$23	$1,702
Indebtedness	$35,231	$1,113,368

The ability of Telesat GEO to meet its financial obligations depends on its capacity to generate sufficient cash flow and access financing on acceptable terms. As of the date of this report, the Term Loan B and 2026 Senior Secured Notes are scheduled to mature in December 2026, which will require significant repayment or refinancing. Refer to Note 2 for further discussion on management’s actions in managing the liquidity risk associated with the term loans and 2026 Senior Secured Notes that become due in December 2026.

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at September 30, 2026	Amortized cost	Fair value through profit or loss	Fair value	Fair value hierarchy
Cash and cash equivalents	$813,825	$—	$813,825	Level 1
Trade and other receivables	48,725	—	48,725	(1)
Other current financial assets	550	—	550	Level 1
Other long-term financial assets	20,427	—	20,427	Level 1
Trade and other payables	(70,804)	—	(70,804)	(1)
Other current financial liabilities	(40,123)	(1,409,816)	(1,451,059)	Level 2, Level 3
Other long-term financial liabilities	(9,002)	—	(8,506)	Level 2
Indebtedness(2)	(4,320,357)	—	(3,615,136)	Level 2
	$(3,556,759)	$(1,409,816)	$(4,261,978)

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

As at December 31, 2025	Amortized cost	Fair value through profit or loss	Fair value	Fair value hierarchy
Cash and cash equivalents	$509,798	$—	$509,798	Level 1
Trade and other receivables	58,422	—	58,422	(1)
Other current financial assets	430	—	430	Level 1
Other long-term financial assets	18,283	—	18,283	Level 1
Trade and other payables	(57,447)	—	(57,447)	(1)
Other current financial liabilities	(25,205)	(832,432)	(857,652)	Level 2, Level 3
Other long-term financial liabilities	(10,091)	—	(10,014)	Level 2
Indebtedness(2)	(3,660,787)	—	(2,845,442)	Level 2
	$(3,166,597)	$(832,432)	$(3,183,622)

____________

(1)      Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

(2)      Indebtedness excludes deferred financing costs, prepayment options, warrants and loss on prepayment.

Assets pledged as security

The Term Loan B, 2027 Senior Secured Notes and 2026 Senior Secured Notes are secured by substantially all of Telesat’s assets excluding the assets relating to the Telesat Lightspeed business and certain other assets that secure solely the 2030 Senior Secured Term Loan.

The 2030 Senior Secured Term Loan is secured by the assets securing the Term Loan B, 2027 Senior Secured Notes and 2026 Senior Secured Notes and additionally by certain other assets that do not secure the Term Loan B, 2027 Senior Secured Notes and 2026 Senior Secured Notes.

The Telesat Lightspeed Financing is secured by substantially all the assets relating to the Telesat Lightspeed business.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

The fair value hierarchy is as follows:

Level 1 is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at September 30, 2026, cash and cash equivalents included $2.6 million (December 31, 2025 — $15.5 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at September 30, 2026 and December 31, 2025, the discount rate used was 6.6% and 7.0%, respectively.

The fair value of the indebtedness, excluding the Telesat Lightspeed Financing and the 2030 Senior Secured Term Loan, was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, prepayment options and loss on repayment. The rate used in the calculation of the fair value of the Telesat Lightspeed Financing and 2030 Senior Secured Term Loan is a percentage of face value of the indebtedness. The fair value of the Telesat Lightspeed Financing excludes deferred financing costs and warrants, while the fair value of the 2030 Senior Secured Term Loan excludes deferred financing costs. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used, which are a percentage of face value of the indebtedness, were as follows:

	September 30, 2026	December 31, 2025
Term Loan B – U.S. Facility	83.45%	79.21%
2027 Senior Unsecured Notes	61.22%	46.84%
2027 Senior Secured Notes	81.25%	77.41%
2026 Senior Secured Notes	83.47%	80.16%
2030 Senior Secured Term Loan	98.84%	—%
Telesat Lightspeed Financing	88.70%	84.92%

Fair value of derivative financial instruments

Derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.

Prepayment option cash flows were calculated with a third party option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.

The discount rates used to discount cash flows as at September 30, 2026 is 4.36% (December 31, 2025 — 3.74% to 3.97%).

Telesat Lightspeed Financing Warrants were valued based upon an option pricing framework, incorporating an American-style exercise option, which allows for early exercise before expiry. In determining the unobservable inputs, the Company uses observable market inputs such as industry reports, interest rate yield curves, current rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

The changes in fair value of Telesat Lightspeed Financing Warrants were as follows:

	Government of Canada	Government of Quebec	Total
As at December 31, 2025	$701,340	$131,092	$832,432
Change in fair value	486,350	90,906	577,256
Impact of foreign exchange	108	20	128
As at September 30, 2026	$1,187,798	$222,018	$1,409,816

20. EMPLOYEE BENEFIT PLANS

The expenses included on the condensed consolidated statements of loss were as follows:

Three months ended September 30, 2026	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of loss
Operating expenses	$895	$73	$968	$158	$—	$158
Interest (income) expense	$(772)	$(21)	$(793)	$280	$10	$290
Three months ended September 30, 2025	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of loss
Operating expenses	$1,062	$132	$1,194	$167	$—	$167
Interest (income) expense	$(624)	$35	$(589)	$263	$58	$321
Nine months ended September 30, 2026	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of loss
Operating expenses	$2,686	$218	$2,904	$473	$—	$473
Interest (income) expense	$(2,317)	$(60)	$(2,377)	$840	$29	$869
Nine months ended September 30, 2025	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of loss
Operating expenses	$3,184	$403	$3,587	$502	$—	$502
Interest (income) expense	$(1,856)	$106	$(1,750)	$790	$159	$949

No amounts were recorded on the statements of comprehensive loss for the three and nine months ended September 30, 2026 or 2025.

The balance sheet obligations, distributed between pension and other post-employment benefits were as follows:

As at September 30, 2026	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Included in other long-term liabilities	$43,587	$(1,527)	$42,060	$23,105	$461	$23,566
Included in other long-term assets	$110,137	$—	$110,137	$—	$—	$—

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

20. EMPLOYEE BENEFIT PLANS (cont.)

As at December 31, 2025	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Included in other long-term liabilities	$43,288	$(952)	$42,336	$22,400	$424	$22,824
Included in other long-term assets	$109,812	$—	$109,812	$—	$—	$—

21. SUPPLEMENTAL CASH FLOW INFORMATION

As at September 30,	2026	2025
Cash	$811,236	$467,090
Short-term investments(1)	2,589	15,515
Cash and cash equivalents	$813,825	$482,605

____________

(1)      Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

Nine months ended September 30,	2026	2025
Income taxes paid	$(20,659)	$(10,720)
Income taxes received	190	18,984
	$(20,469)	$8,264

Interest paid, net of interest received was comprised of the following:

Nine months ended September 30,	2026	2025
Interest paid	$(128,417)	$(138,238)
Interest received	13,016	15,489
	$(115,401)	$(122,749)

The reconciliation of the liabilities arising from financing activities were as follows:

	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2026	$3,493,607	$12,355	$40,109
Cash inflows	497,325	—	—
Cash outflows	—	(2,500)	(2,141)
Payment of debt issue costs	(15,171)	—	—
Amortization of deferred financing costs, prepayment options, warrants and loss on repayment	9,634	—	—
Interest paid	—	—	(1,676)
Interest accrued	49,620	—	1,786
Non-cash transfer from deferred charges to indebtedness of debt issue costs and warrants	(83,426)	—	—
Non-cash addition	—	—	6,604
Non-cash transfer	—	—	(29)
Impact of foreign exchange	105,622	368	23
Balance as at September 30, 2026	$4,057,211	$10,223	$44,676

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

21. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2025	$3,096,615	$15,060	$33,375
Cash inflows	404,996	—	—
Cash outflows	(4,501)	(1,400)	(2,175)
Amortization of deferred financing costs, prepayment options, warrants and loss on repayment	3,692	—	—
Gain on repurchase of debt	(6,896)	—	—
Interest paid	—	—	(1,558)
Interest accrued	16,481	—	1,558
Non-cash transfer from deferred charges to indebtedness of debt issue costs and warrants	(102,375)	—	—
Non-cash addition	—	—	9,491
Non-cash transfer	—	(430)	—
Impact of foreign exchange	(98,880)	(492)	31
Balance as at September 30, 2025	$3,309,132	$12,738	$40,722

The net change in operating assets and liabilities was comprised of the following:

Nine months ended September 30,	2026	2025
Trade and other receivables	$520	$102,749
Financial assets	701	(8,120)
Other assets	(2,934)	(53,635)
Trade and other payables	(239)	1,833
Financial liabilities	(391)	321
Other liabilities	(13,398)	32,093
	$(15,741)	$75,241

Non-cash investing activities were comprised of:

Nine months ended September 30,	2026	2025
Satellites, property and other equipment	$75,175	$87,936
Disposal of a subsidiary	$—	$(1,232)
22. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at September 30, 2026:

	Remainder 2026	2027	2028	2029	2030	Thereafter	Total
Property leases	$301	$1,203	$1,203	$1,203	$1,203	$11,935	$17,048
Capital commitments	687,629	6,404	—	—	—	—	694,033
Other operating commitments	15,389	17,838	18,851	15,144	13,449	38,421	119,092
	$703,319	$25,445	$20,054	$16,347	$14,652	$50,356	$830,173

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

22. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

Property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third-party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2026 to 2051.

Certain variable costs associated with the capitalized leases have been included in property leases commitments with a termination date co-terminus with the lease liability.

The Company has entered into contracts for the development of the Telesat Lightspeed constellation and other capital expenditures. To the extent that these contracts are non-cancellable, or the Company incurs an unavoidable obligation to make payments, a liability is recognized in the unaudited interim condensed consolidated financial statements. The total outstanding commitments as at September 30, 2026 were included in capital commitments.

The Company has entered into a service agreement with a supplier that is subject to an alternative payment structure. Based on the contractual terms in effect as at September 30, 2026, the Company has assessed the obligation of $266.9 million (US$187.5 million) under the arrangement as an executory contract, as performance obligations under the agreement are not met and the Company does not have an unavoidable present obligation to transfer economic resources as at the reporting date. Accordingly, this obligation is not recognized in the unaudited interim condensed consolidated financial statements.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at September 30, 2026, customer prepayments of $701.5 million (December 31, 2025 — $190.3 million), a portion of which is refundable under certain circumstances, were reflected in other current and long-term liabilities.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat Corporation and Telesat CanHold Corporation have entered into an indemnification agreement with PSP Investments where they will indemnify PSP Investments on a grossed-up basis for PSP Investment’s pro rata share of the costs relating to: (a) certain losses and litigation proceedings related to the Transaction, (b) certain losses with regard to Loral and out-of-pocket expenses of Loral and (c) certain tax matters.

In the case of indemnification for certain tax matters only, there will be a cap of US$50.0 million (other than with respect to defense costs and grossed-up payments) and all other indemnification obligations will be uncapped.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
September 30, 2026
(all amounts in thousands of Canadian dollars, except where otherwise noted)

22. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

Legal Proceedings

The Company participates from time to time in legal proceedings arising in the normal course of its business.

Telesat previously received assessments from Brazilian tax authorities alleging that additional taxes are owed on revenue earned for the period 2002 to 2021. The total disputed amount for the period 2002 to 2021, including interest and penalties, is now $126.7 million. The disputes relate to the Brazilian tax authorities’ characterization of revenue. The Company has challenged the assessments. The Company believes the likelihood of a favorable outcome in these disputes is more likely than not and, as such, no reserve has been established.

Other than the legal proceedings disclosed above and in Note 34 of the Company’s December 31, 2025 consolidated financial statements, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

23. RELATED PARTY TRANSACTIONS

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communications equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Compensation of executives and Board level directors

Compensation of the Company’s executives consists of short-term benefits (including salaries), post-employment benefits and share-based compensation. Compensation of the Company’s Board level directors consists of cash and share-based compensation. The transactions have been entered into with the Company in the normal course of operations.

Transactions with related parties

Related parties included Red Isle Private Investments Inc. and MHR Fund Management LLC. There were no transactions or balances with Red Isle Private Investments Inc. or MHR Fund Management LLC during any of the periods presented.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three and nine months ended September 30, 2026 were $0.6 million and $1.7 million (three and nine months ended September 30, 2025 — $0.7 million and $1.7 million).

The Company funds certain defined contribution pension plans. Contributions made to the plans for the three and nine months ended September 30, 2026 were $0.7 million and $2.2 million (three and nine months ended September 30, 2025 — $0.6 million and $1.7 million).

Item 2.       Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management’s discussion and analysis (the “MD&A”) should be read in conjunction with Telesat Corporation’s unaudited interim condensed consolidated financial statements and the related notes for the three and nine month periods ended September 30, 2026.

As used in this MD&A, unless the context states or requires otherwise, references to “Telesat,” “Company,” “we,” “our” and “us” refer to Telesat Corporation and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Corporation’s unaudited interim condensed consolidated financial statements included herein. References to Non-Guarantor(s) refers to entities which are not guarantors under the Telesat GEO Inc., formerly known as Telesat Canada (“Telesat GEO”), credit agreement and indentures, which are Telesat Corporation and its subsidiaries excluding Telesat GEO and the other Loan Parties (as defined under the Telesat GEO Inc. credit Agreement and indentures). References to LEO Non-Guarantor(s) refers to the non-Loan Parties that own all of the assets related to the Telesat Lightspeed business and are developing and will deploy, operate and commercialize, the Telesat Lightspeed constellation. LEO Non-Guarantors include Telesat LEO Holdings ULC, Lightspeed LEO Limited Partnership, Telesat LEO ULC (formerly known as Telesat LEO Inc.) (“Telesat LEO”) and all of Telesat LEO’s subsidiaries.

All figures reported in this MD&A are in Canadian dollars, except where we indicate otherwise, and are referenced as “$” and “dollars”.

This MD&A contains a translation of some Canadian dollar amounts into United States dollars at specified exchange rates solely for your convenience. All references to “US$” and “U.S. dollar” refer to United States dollars.

The financial statements presented herein have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting.

The information contained in this MD&A takes into account information available up to October 28, 2026, unless otherwise noted.

This MD&A makes reference to certain non-IFRS Accounting Standards measures, namely, Adjusted EBITDA, Adjusted EBITDA margin and Consolidated EBITDA. These measures are not recognized measures under IFRS® Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS Accounting Standards. Rather, these non-IFRS Accounting Standards measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS Accounting Standards measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS Accounting Standards measures in the evaluation of issuers. Our management also uses non-IFRS Accounting Standards measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. For a reconciliation of the non-IFRS Accounting Standards measure to the most closely comparable IFRS Accounting Standards measure, see below under the heading “Non-IFRS Accounting Standards Measures”.

FORWARD-LOOKING STATEMENTS

This MD&A contains statements that are not based on historical fact and are “forward-looking statements” and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used in this MD&A, statements which are not historical in nature, or which contain the words “believe,” “expect,” “plan,” “may,” “will,” “would,” “could,” “should,” “anticipate,” “estimate,” “project,” “intend” or “outlook”, or similar expressions, are forward-looking statements. In addition, Telesat or its representatives have made or may make forward-looking statements, or provide forward-looking information, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulatory authorities, and press releases or oral statements made with the approval of an authorized executive officer of Telesat. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements and forward-looking information as a result of known and unknown risks and uncertainties. All statements made in this MD&A are made only as of the date of this MD&A.

Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. Telesat undertakes no obligation to update the statements made in this MD&A in the event facts or circumstances subsequently change after the date of this MD&A.

These forward-looking statements and this forward-looking information are not guarantees of future performance, are based on Telesat’s current expectations and are subject to a number of risks, uncertainties, assumptions, and other factors, some of which are beyond Telesat’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements and forward-looking information.

Known risks and uncertainties include but are not limited to: risks associated with the estimated timing of the commencement of global commercial service on Telesat Lightspeed, commencement of service under specific contracts, the impact of certain contracts on Telesat’s scale and capacity, the timing of milestone payments under certain contracts, financial factors, including swings in the global financial markets, access to capital to construct our LEO satellite constellation and the ability to refinance Telesat GEO’s debt, the outcome of litigation related to Telesat GEO’s debt and the 62% equity distribution of the Telesat Lightspeed business, volatility of securities values in an industry sector where values may be influenced by economic and other factors beyond Telesat’s control, inflation, rising or prolonged elevated interest rates, fluctuations in foreign exchange rates, and tariffs; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures, impaired satellite performance or dependence on large customers; the ability to deploy successfully an advanced global LEO satellite constellation and the timing of any such deployment; Telesat’s ability to meet the conditions for advance of the loans under the funding agreements for the constellation; technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required to complete the constellation in time to meet Telesat’s schedule, or at all, the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains; competition, including with other LEO systems, deployed and yet to be deployed; risks associated with domestic and foreign government regulation, including government restrictions and regulations, access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; and the ability to expand Telesat’s existing satellite utilization. The foregoing list of important factors is not exhaustive.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of our Annual Report entitled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.

Any references to forward-looking statements in this MD&A include forward-looking information within the meaning of applicable Canadian securities laws.

Additional information and other risk factors regarding the Company can be obtained in our Annual Report on Form 20-F for the year ended December 31, 2025 filed on March 17, 2026, and our subsequent reports on Form 6-K, available on the website of the United States Securities and Exchange Commission (SEC) at https://www.sec.gov and the Canadian securities regulatory authority’s System for Electronic Document Analysis and Retrieval+ (SEDAR+) at https://www.sedarplus.ca.

HIGHLIGHTS

Telesat LEO ULC signed a contract of up to 15 years, including option periods, to provide Arctic military Mil-Ka communications services to Canadian Armed Forces

Telesat LEO ULC signed a $2.3 billion agreement with Canada’s Defence Investment Agency to deliver Telesat Lightspeed Military Ka-band (“Mil-Ka”) services to the Canadian Armed Forces for the ESCP-P program. The agreement is for a period of 15 years of service, inclusive of two five-year option periods. These two option periods are valued at approximately $200 million each, bringing the total contract value to $2.7 billion. Under the agreement, Telesat will deliver a comprehensive end-to-end solution, including secure Mil-Ka connectivity across Canada’s Arctic region. The agreement builds on the Strategic Partnership Agreement announced in late 2025 with the Defence Investment Agency and MDA Space for the ESCP-P program.

Service under the contract is expected to begin in 2028. The contract includes milestone-based payments totaling $2.0 billion payable starting in Q3 2026 to Q4 2028. The milestone payments will be used in part to fund the expansion of the Telesat Lightspeed constellation from 156 to 225 satellites, increasing capacity by more than 40%. The expansion will not impact our expected global service date.

During the quarter, we received $509.6 million of milestone payments from the Defence Investment Agency.

Progress of Telesat Lightspeed constellation development

We continue to make progress in 2026 on the development of the Telesat Lightspeed constellation. In the first nine months of 2026, we held further design reviews with our satellite and dispenser manufacturers, and progressed our work on user terminals, software development for network and satellite operation, and ground station deployment. We expect to commence commercial operation around the end of Q1 2028. As of September 30, 2026, we have invested approximately $3.1 billion in the Telesat Lightspeed program.

In July 2026 we amended our agreement with MacDonald, Dettwiler and Associates Corporation to provide for the procurement of 69 additional satellites, following an earlier amendment for the procurement of long-lead items to secure production capacity and support the production schedule for the additional satellites.

During the nine months ended September 30, 2026, we received a further $330 million in advances from our Telesat Lightspeed Financing. As of September 30, 2026, $1.52 billion was still available to draw.

Liquidity and going concern

Telesat GEO’s Term Loan B and Senior Notes are scheduled to mature on December 2026, June 2027 and October 2027, resulting in substantial obligations approximately $3.1 billion, that will require repayment or refinancing.

Based on current projections, cash flows from operations and assets of the Company are expected to be sufficient to meet the Company’s contractual obligations as they become due prior to the date of debt maturity. However, these cash flows alone are not expected to be sufficient to satisfy the obligations related to the settlement of the debt instruments as they become due in December 2026, June 2027 and October 2027.

Management’s advisors are actively engaged in discussions with lenders’ advisors about refinancing the Telesat GEO debt and the Company is considering options available to it. At the time of issuing the financial statements, management expects to address the existing debt obligations before they become due. However, these initiatives are dependent on a number of factors outside of the Company’s control. As such, there can be no assurance that these initiatives will be completed successfully.

This material uncertainty, which relates solely to the upcoming Telesat GEO debt (see LIQUIDITY AND CAPITAL RESOURCES — DEBT) maturities in December 2026, June 2027 and October 2027 casts substantial doubt as to Telesat GEO’s ability to meet its obligations as they come due. Accordingly, this material uncertainty raises substantial doubt for the Company in these unaudited interim condensed consolidated financial statements.

Should Telesat GEO not be able to refinance its debt obligations prior to maturity, these financial statements may require significant adjustments. Such adjustments would have a material impact on the carrying amount and classification of reported assets, liabilities, revenues or expenses in these financial statements. For further discussion on management’s activity to manage liquidity risk, refer to Liquidity & Capital Resources Note — Liquidity.

OVERVIEW OF THE BUSINESS

We are a global satellite operator and leader in advanced satellite communication, providing our customers with mission-critical communications services since the start of the satellite communications industry in the 1960s and redefining connectivity through our LEO network. Through a combination of advanced satellites and ground facilities and a highly expert and dedicated staff, our communications solutions support the mission-critical requirements of companies and governments throughout the world. We report under two operating segments, which are GEO and LEO. Transactions that do not belong to a particular operating segment, such as certain corporate entities, are reported within “Other”. Our LEO business segment is expected to be in commercial operation around the end of the first quarter of 2028.

The satellite services business is capital intensive, and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite. Telesat and its affiliates operate their satellites pursuant to authorizations granted by governments, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Our GEO business segment provides satellite services to customers from 12 in-orbit geostationary satellites, as well as our Canadian payload on the ViaSat-1 satellite. We also manage the operations of additional satellites for third parties.

Our LEO business segment will operate what we believe will be one of the world’s most advanced constellations of a planned 225 low earth orbit satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to enhance the provision of global broadband connectivity. The development of the constellation is fully funded through equity, financing agreements secured in September 2024 from the Government of Canada and Government of Quebec, certain vendor financing, and milestone payments that will be received in connection with the 15 year Mil-Ka agreement for the ESCP-P program, signed in July 2026 with Canada’s Defence Investment Agency.

Revenue

We currently earn most of our revenue by providing video and data services using geostationary satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue from satellite services on a monthly basis as services are performed in an amount that reflects the consideration we expect to receive in exchange for those services. We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability is considered probable.

Consulting revenue for cost plus contracts is recognized as the approved time and labor is completed by Telesat. We recognize consulting revenue for fixed price contracts using the input method to determine the progress towards complete satisfaction of the performance obligation. Equipment sale revenue is recognized when the customer obtains control of the equipment, being at the time the equipment is delivered to and accepted by the customer.

Expenses

Our operating expenses consist of labor and operating expenses which include direct-billed expenses such as third-party contractor services. As we progress our Telesat Lightspeed program, we are significantly increasing the number of employees that will engage in the successful deployment of the constellation. We anticipate that our labor costs will continue to increase, with a significant portion of the labor cost capitalized to the project.

Interest expense is significant and arises principally from our indebtedness, as elaborated in the “Debt” section. Interest expense relating to Telesat Lightspeed Financing are capitalized against the cost of the constellation until the constellation is in service.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

FUTURE OUTLOOK

After decades of developing and successfully operating our GEO satellite services business, we are now poised to enhance the provision of global broadband connectivity by building what we believe will be one of the world’s most advanced constellations of LEO satellites and integrated terrestrial infrastructure, Telesat Lightspeed. Our commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Leveraging these strengths, our focus is on profitably maximizing the utilization of our existing in-orbit satellites and on deploying and commercializing our Telesat Lightspeed constellation.

RESULTS OF OPERATIONS

Review of financial performance

Telesat Corporation’s net loss for the three months ended September 30, 2026 was $157.2 million compared to net loss of $121.1 million for the same period in the prior year. The higher net loss for the three months ended September 30, 2026, was primarily due to an increase in fair value of the Telesat Lightspeed Financing Warrants and a decrease in revenues. This was partially offset by the variation in foreign exchanges due to higher Canadian dollar denominated cash, indebtedness and warrant liabilities in certain subsidiaries, partially offset by the impact of the Canadian dollar value on Telesat GEO’s U.S. dollar debt.

Telesat Corporation’s net loss for the nine months ended September 30, 2026 was $866.7 million compared to net loss of $97.0 million for the same period in the prior year. The increase in net loss was primarily due to an increase in fair value of the Telesat Lightspeed Financing Warrants, the impairment of Telesat GEO goodwill, a decrease in revenues, and a variation in foreign exchange as a result of the impact of the Canadian dollar value on Telesat GEO’s U.S. dollar debt, partially offset by higher Canadian dollar denominated cash, indebtedness and warrant liabilities in certain subsidiaries.

Below are the foreign exchange rates used for our interim condensed consolidated financial statements and this MD&A:

	Q1 2026	Q2 2026	Q3 2026	Q3 YTD 2026	December 31, 2025	September 30, 2026
US$ to $ spot rate	—	—	—	—	1.3724	1.4232
US$ to $ average rates	1.3716	1.3843	1.3995	1.3851	—	—
	Q1 2025	Q2 2025	Q3 2025	Q3 YTD 2025	December 31, 2024	September 30, 2025
US$ to $ spot rate	—	—	—	—	1.4384	1.3920
US$ to $ average rates	1.4344	1.3838	1.3773	1.3985	—	—

Revenue

	Three months ended September 30,		% Increase (Decrease)	Nine months ended September 30,		% Increase (Decrease)
($ millions except percentages)	2026	2025		2026	2025
Broadcast	$36.0	$48.6	(25.9)%	$107.6	$154.9	(30.5)%
Enterprise	41.4	50.5	(18.0)%	131.2	159.9	(17.9)%
Consulting and other	3.3	1.9	73.7%	8.4	9.1	(7.7)%
Revenue	$80.7	$101.0	(20.1)%	$247.2	$323.9	(23.7)%

Total revenue decreased by $20.3 million for the three months ended September 30, 2026, and $76.7 million for the nine months ended September 30, 2026, when compared to the same periods in the prior year.

Revenue from Broadcast services decreased by $12.6 million and $47.3 million for the three and nine months ended September 30, 2026, respectively, when compared to the same periods in the prior year. These decreases were primarily due to non-renewals of agreements with North American direct-to-home (“DTH”) customers in 2025 and a reduction in contracted capacity of a DTH customer in 2026.

Revenue from Enterprise services decreased by $9.1 million and $28.7 million for the three and nine months ended September 30, 2026, respectively, when compared to the same periods in the prior year. The decreases were primarily due to reduction of service to a North American fixed broadband customer and the removal from service of certain geostationary satellites.

Consulting and other revenue increased by $1.4 million and decreased by $0.7 million for the three and nine months ended September 30, 2026, respectively, when compared to the same periods in the prior year. The increase for the three months ended September 30, 2026 was primarily due to higher LEO consulting services provided to the NASA Goddard Space Flight Center. The decrease for the nine months ended September 30, 2026 was primarily due to reduced consulting services in our GEO business segment.

Expenses

	Three months ended September 30,		% Increase (Decrease)	Nine months ended September 30,		% Increase (Decrease)
($ millions except percentages)	2026	2025		2026	2025
Depreciation	$22.6	$26.2	(13.7)%	$66.8	$78.0	(14.4)%
Amortization	8.8	11.3	(22.1)%	26.1	33.9	(23.0)%
Operating expenses	73.8	57.9	27.5%	190.8	161.5	18.1%
Other operating (gains) losses, net	—	(0.3)	100.0%	82.1	(4.1)	2,102.4%
Expenses	$105.2	$95.1	10.6%	$365.8	$269.3	35.8%

Depreciation

Depreciation of satellites, property and other equipment decreased by $3.6 million and $11.2 million for the three and nine months ended September 30, 2026, when compared to the same periods in the prior year. The decreases were primarily due to impairments recognized on certain of our GEO satellites in the year ended December 31, 2025 combined with the impact of end of useful lives, for accounting purposes, of our Anik F4 satellite in February 2026.

Amortization

Amortization of intangible assets decreased by $2.5 million and $7.8 million for the three and nine months ended September 30, 2026, when compared to the same periods in the prior year as a result of impairments recognized on GEO orbital slots in the year ended December 31, 2025.

Operating Expenses

	Three months ended September 30,		% Increase (Decrease)	Nine months ended September 30,		% Increase (Decrease)
($ millions except percentages)	2026	2025		2026	2025
Compensation and employee benefits	$26.0	$22.4	16.1%	$75.7	$70.1	8.0%
Other operating expenses	42.0	30.6	37.3%	95.3	75.6	26.1%
Cost of third-party satellites	5.4	4.5	20.0%	17.4	14.9	16.8%
Cost of equipment sales	0.4	0.2	100.0%	2.5	0.9	177.8%
Operating expenses	$73.8	$57.7	27.9%	$190.9	$161.5	18.2%

Total operating expenses increased by $16.1 million and $29.4 million for the three and nine months ended September 30, 2026, respectively, when compared to the same periods in the prior year.

Compensation and employee benefits increased by $3.6 million and $5.6 million for the three and nine months ended September 30, 2026, respectively, in comparison to the same periods in the prior year. The increases were primarily due to higher headcount to support the development of the Telesat Lightspeed constellation in our LEO business segment, despite higher level of labor costs capitalized to the development of the Telesat Lightspeed constellation.

Other operating expenses increased by $11.4 million and $19.7 million for the three and nine months ended September 30, 2026, respectively, in comparison to the same periods in the prior year. The increases were primarily due to higher costs relating to the development of the Telesat Lightspeed constellation and professional fees associated with the upcoming Telesat GEO debt maturities, partially offset by a lower bad debt provision.

Cost of third-party satellites increased by $0.9 million and $2.5 million for the three and nine months ended September 30, 2026, respectively, in comparison to the same periods in the prior year. The increases were primarily due to higher consulting costs tied to higher LEO consulting revenue from NASA Goddard Space Flight Center.

Cost of equipment sales increased by $0.2 million and $1.6 million for the three and nine months ended September 30, 2026, respectively, in comparison to the same periods in the prior year. The increases were primarily due to higher GEO equipment sales.

Other Operating Gains (losses), Net

	Three months ended September 30,		% Increase (Decrease)	Nine months ended September 30,		% Increase (Decrease)
($ millions except percentages)	2026	2025		2026	2025
Impairment	$—	$—	—%	$(84.5)	$—	(100.0)%
Insurance proceeds and other	—	—	—%	2.4	—	100.0%
Gain on disposal of assets	—	—	—%	—	3.8	(100.0)%
Gain on disposal of subsidiaries	—	0.2	(100.0)%	—	0.2	(100.0)%
Other operating gains (losses), net	$—	$0.2	(100.0)%	$(82.1)	$4.0	(2,152.5)%

Other operating gains (losses), net for the nine months ended September 30, 2026 primarily related to the impairment recognized on goodwill related to the GEO segment in the first quarter of 2026.

Interest Expense

	Three months ended September 30,		% Increase (Decrease)	Nine months ended September 30,		% Increase (Decrease)
($ millions except percentages)	2026	2025		2026	2025
Debt service costs	$73.7	$58.9	25.1%	$201.0	$172.8	16.3%
Interest on significant financing component	8.3	3.0	176.7%	13.8	9.4	46.8%
Interest on satellite performance incentive payments	0.2	0.2	—%	0.6	0.7	(14.3)%
Interest on employee benefit plans, net	(0.5)	(0.3)	66.7%	(1.5)	(0.8)	87.5%
Interest on leases	0.7	0.5	40.0%	1.8	1.6	12.5%
Capitalized interest	(27.6)	(8.2)	236.6%	(60.5)	(19.2)	215.1%
Interest expense	$54.8	$54.1	1.3%	$155.2	$164.5	(5.7)%

Interest expense included interest related to our debt, our derivative instruments, significant financing components on certain revenue agreements, satellite performance incentive payments, employee benefit plans, and leases, and are net of interest we capitalized relating to the Telesat Lightspeed constellation.

Debt service costs, which included interest expense on indebtedness and derivative instruments, increased by $14.8 million and $28.2 million for the three and nine months ended September 30, 2026, respectively, when compared to the same periods in the prior year. The increases in debt service costs were primarily due to interest on the Telesat Lightspeed Financing and the 2030 Senior Secured Term Loan, partially offset by lower interest rates on the Term Loan B. All debt service costs incurred on the Telesat Lightspeed Financing were capitalized to the Telesat Lightspeed constellation.

Interest expense on significant financing component increased by $5.3 million and $4.4 million for the three and nine months ended September 30, 2026, respectively, when compared to the same periods in the prior year. The increases were due to prepayments received in Q3 2026 relating to the ESCP-P program with Canada’s Defence Investment Agency.

Interest expense on employee benefit plans increased by $0.2 million and $0.7 million for the three and nine months ended September 30, 2026, respectively, when compared to the same periods in the prior year. The increases were primarily due to differences in actuarial estimates.

Capitalized interest increased by $19.4 million and $41.3 million for the three and nine months ended September 30, 2026, respectively, when compared to the same periods in the prior year. The balances primarily relate to interest capitalized to the Telesat Lightspeed constellation associated with the Telesat Lightspeed Financing.

Interest and Other Income

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2026	2025	2026	2025
Interest and other income	$5.0	$5.7	$11.0	$18.8

Interest and other income decreased by $0.7 million and $7.8 million for the three and nine months ended September 30, 2026, respectively, when compared to the same periods in the prior year. The decreases were primarily due to lower interest rates, lower average cash and cash equivalent balances combined with decreases in short-term investments compared to the same periods in the prior year.

Foreign Exchange & Derivatives

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2026	2025	2026	2025
Loss on changes in fair value of financial instruments	$(89.5)	$(63.1)	$(577.3)	$(109.8)
Gain (loss) on foreign exchange	$3.2	$(32.3)	$(34.0)	$84.8

The loss on changes in fair value of financial instruments for the three and nine months ended September 30, 2026 was $89.5 million and $577.3 million respectively, compared to loss on changes in fair value of financial instruments of $63.1 million and $109.8 million for the same periods in the prior year. The variations were related to the changes in fair value of the derivative liabilities associated with the warrants issued in conjunction with the Telesat Lightspeed Financing.

The foreign exchange gain for the three months ended September 30, 2026 was $3.2 million and foreign exchange loss for the nine months ended September 30, 2026 was $34.0 million, compared to a foreign exchange loss of $32.3 million and a foreign exchange gain of $84.8 million for the same periods in the prior year, respectively, resulting in a positive change of $35.5 million and negative change of $118.8 million, respectively.

The gain for the three months ended September 30, 2026 was primarily the result of the variation of the U.S. dollar to Canadian dollar spot rate as at September 30, 2026 ($1.4232), compared to the spot rate as at June 30, 2026 ($1.4196) and the resulting impact on the translation of our U.S. dollar and Canadian dollar denominated cash, indebtedness and our Canadian dollar derivative warrant liabilities.

The loss for the nine months ended September 30, 2026 was primarily the result of the variation of the U.S. dollar to Canadian dollar spot rate as at September 30, 2026 ($1.4232), compared to the spot rate as at December 31, 2025 ($1.3724) and the resulting impact on the translation of our U.S. dollar and Canadian dollar denominated cash, indebtedness and our Canadian dollar derivative warrant liabilities.

The loss for the three months ended September 30, 2025 was primarily the result of a variation of the U.S. dollar to Canadian dollar spot rate as at September 30, 2025 ($1.3920), compared to the spot rate as at June 30, 2025 ($1.3608), and the resulting impact on the translation of our U.S. dollar and Canadian dollar denominated cash, indebtedness and our Canadian dollar derivative warrant liabilities.

The gain for the nine months ended September 30, 2025 was primarily the result of a variation of the U.S. dollar to Canadian dollar spot rate as at September 30, 2025 ($1.3920), compared to the spot rate as at December 31, 2024 ($1.4384), and the resulting impact on the translation of our U.S. dollar and Canadian dollar denominated cash, indebtedness and our Canadian dollar derivative warrant liabilities.

Income Taxes

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2026	2025	2026	2025
Current tax expense (recovery)	$3.8	$(5.6)	$4.9	$8.8
Deferred tax recovery	(7.3)	(11.2)	(12.3)	(20.9)
Tax recovery	$(3.5)	$(16.8)	$(7.4)	$(12.1)

The tax recovery decreased by $13.3 million and decreased $4.7 million, for the three and nine months ended September 30, 2026, respectively, when compared to the same periods in the prior year. The decreases for the three and nine months ended September 30, 2026 were primarily due to a higher non-deductible interest partially offset by lower operating income and unfavorable foreign exchange.

Backlog

Our backlog represents future revenue expected to be recognized from existing enforceable customer contracts and other arrangements, including contracts for satellites currently under construction, and reflects the transaction price allocated to unsatisfied or partially unsatisfied performance obligations at the reporting date.

Backlog includes only amounts arising from contracts that are either non-cancellable or cancellable subject to substantial termination fees and excludes renewal periods unless a renewal option provides the customer with a material right. Reported backlog is subject to adjustment because of changes in foreign currency rates, the timing of customer prepayments, and the timing of revenue recognition.

Backlog includes a 10-year, approximately $600 million arrangement with the Government of Canada to make available reduced-rate Telesat Lightspeed capacity to third-party service providers supporting rural and remote communities.

We expect our backlog as at September 30, 2026 to be recognized as follows:

($ millions)	Remainder 2026	2027	2028	2029	2030	Thereafter	Total
Backlog	$73.4	$211.8	$484.7	$539.1	$535.8	$4,574.0	$6,418.8

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at September 30, 2026, we had $813.8 million of cash and short-term investments, of which $105.9 million were held in Telesat GEO and its Guarantors. We also have in aggregate $1.52 billion of Telesat Lightspeed Financing available to draw, subject to certain conditions, to finance the deployment of the Telesat Lightspeed constellation.

Cash Flows from Operating Activities

Cash flows from operating activities for the nine months ended September 30, 2026 was $404.9 million, a $308.0 million increase compared to the same period in the prior year. The increase was primarily due to customer deposits received in the current year for Telesat Lightspeed.

Cash Flows used in Investing Activities

Cash used in investing activities for the nine months ended September 30, 2026 was $580.7 million, up from $539.9 million for the same period in the prior year. This consisted primarily of capital expenditures associated with the Telesat Lightspeed constellation in both years.

Cash Flows generated from Financing Activities

Cash generated from financing activities for the nine months ended September 30, 2026 was $464.1 million up from $388.5 million for the same period in the prior year. This was primarily due to proceeds received from the 2030 Senior Secured Term Loan, partially offset by lower drawdowns under the Telesat Lightspeed Financing to fund capital expenditures associated with the Telesat Lightspeed constellation.

Government Grant

In 2019, we entered into an agreement with the GoC pursuant to which the GoC would contribute up to $85.0 million to support the development of the Telesat Lightspeed constellation through the GoC Strategic Innovation Fund. In return for the grant, Telesat has made a number of commitments to the GoC, including commitments to conduct over $200.0 million of research and development activities in Canada as well as to expand its Canadian workforce.

The costs that were incurred in connection with this program are summarized below:

($ millions)	Nine months ended September 30, 2026	Year ended December 31, 2025
Satellites, property and other equipment	$627.1	$686.2
Operating expenses	65.8	69.3
Total costs incurred	$692.9	$755.5

Total research and development costs for Telesat Lightspeed for the nine months ended September 30, 2026 increased by $117.4 million from $575.5 million to $692.9 million, when compared to the same period in the prior year. The variation was primarily driven by our investment in the Telesat Lightspeed program.

The following claims against the government grant have been made against the costs incurred associated with the program:

($ millions)	Nine months ended September 30, 2026	Year ended December 31, 2025
Satellites, property and other equipment	$1.4	$—
Operating expenses	1.9	3.6
Total claims	$3.3	$3.6

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts. We believe cash and short-term investments as at September 30, 2026 and cash flows from operating activities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including required interest on our indebtedness. Similarly, we believe our drawings on our Telesat Lightspeed Financing will be adequate to cover the cost of the operating activities and ongoing development, construction and global service deployment of the Telesat Lightspeed constellation for our LEO business.

The Telesat GEO Term Loan B and Senior Notes are scheduled to mature between December 2026 and October 2027, resulting in significant obligations that will require repayment or refinancing. These maturities will create liquidity pressure if not addressed.

The Company has approximately $813.8 million of cash and cash equivalent of which $105.9 million is held within Telesat GEO and its Guarantors as at September 30, 2026. Further, on August 12, 2026, Voyageur GP, an indirect non-guarantor subsidiary of Telesat GEO, closed a US$120.0 million financing which provides a further source of liquidity. The Company and Telesat GEO expect to generate sufficient cash flow to meet the requirements of their respective ongoing operations and debt servicing costs for the reasonably foreseeable future, including at least the one-year period following the date of the financial statements. However, the Company’s consolidated cash flows and cash resources alone, which includes those of Telesat GEO are not expected to be sufficient to meet Telesat GEO’s debt maturity obligations as they come due.

Management’s advisors are actively engaged in discussions with lenders’ advisors about refinancing the Telesat GEO debt and the Company is considering options available to it. At the time of issuing the financial statements, management expects to address the existing debt obligations before they become due. However, these initiatives are dependent on a number of factors outside of the Company’s control. As such, there can be no assurance that these initiatives will be completed successfully. This material uncertainty, that relates solely to the upcoming Telesat GEO Financing maturities in December 2026, June 2027 and October 2027 casts substantial doubt as to Telesat GEO’s ability to meet its obligations as they come due.

The debt obligations of Telesat GEO are guaranteed by certain direct and indirect subsidiaries of Telesat GEO (“Guarantors”) and the obligation for repayment of the term loan and senior secured notes upon maturity does not extend beyond these Guarantors. Other entities within the Telesat group, other than Telesat GEO and its subsidiaries are primarily focused on the Telesat Lightspeed project. The entities responsible for the Telesat Lightspeed project have a segregated funding source to permit the build out of that project that includes the ability to acquire any necessary intercompany services, such as personnel, occupancy, and information systems, currently provided to Telesat LEO by Telesat GEO up to a specified maximum.

We are building our Telesat Lightspeed constellation in Telesat LEO and intend to complete the deployment of, operate and commercialize our Telesat Lightspeed constellation through this entity. Telesat LEO is an indirect wholly owned subsidiary of Telesat Corporation. Telesat LEO is not a guarantor of the Telesat GEO Financing.

The construction of any satellite replacement or expansion program, including expansion of the Telesat Lightspeed constellation, will require significant capital expenditures and is expected to be fully funded by Telesat Lightspeed Financing, vendor financing, equity investments, including through the issuance of public equity, additional secured or unsecured debt financing, and government sources. We may also raise additional funding for expansion of the Telesat Lightspeed constellation through the issuance of additional equity of, or debt at, our LEO Non-Guarantors which own, and will operate and commercialize, the Telesat Lightspeed constellation. However, our ability to access these sources of funding is not guaranteed.

Debt

Debt held in Telesat GEO consisted of: Term Loan B maturing in December 2026; 6.5% senior unsecured notes due in October 2027 (“2027 Senior Unsecured Notes”); 4.875% senior secured notes due in June 2027 (“2027 Senior Secured Notes”); 5.625% senior secured notes due in December 2026 (“2026 Senior Secured Notes”); and 8.5% Senior Secured Term Loan due in 2030 (“2030 Senior Secured Term Loan”) collectively known as “Telesat GEO Financing”.

Term Loan B

Telesat GEO’s Term Loan B is a US$1,908.5 million facility maturing in December 2026. As at September 30, 2026, the outstanding balance was US$1,320.5 million.

The Term Loan B bears interest, at Telesat GEO’s option, at either (i) a floating rate based on the base rate, plus an applicable margin of 1.75% or (ii) a floating rate based on SOFR, plus an applicable margin of 2.75% plus a small credit spread adjustment.

The obligations under the credit agreement governing our Term Loan B (the “Credit Agreement”) and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat GEO Inc. and certain of its subsidiaries (“Guarantors”). Refer to “Unaudited Interim Condensed Consolidating Financial Information” for information regarding the Guarantors and Non-Guarantors. The Credit Agreement contains covenants that restrict the ability of Telesat GEO Inc. and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Term Loan B prior to the stated maturity.

Senior Notes

Telesat GEO’s Senior Notes comprise the 2026 Senior Secured Notes, the 2027 Senior Secured Notes and the 2027 Senior Unsecured Notes. The 2027 Senior Secured Notes, initially in the amount of US$400.0 million, bear interest at an annual rate of 4.875% and are due in June 2027. As at September 30, 2026, the balance outstanding was US$225.0 million. The 2026 Senior Secured Notes, initially in the amount of US$500.0 million in aggregate bear interest at an annual rate of 5.625% and are due in December 2026. As at September 30, 2026, the balance outstanding was US$387.0 million. The obligations under our 2027 Senior Secured Notes and 2026 Senior Secured Notes are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat GEO Inc. and certain of its subsidiaries (“Guarantors”). Refer to “Unaudited Interim Condensed Consolidating Financial Information” for information regarding the Guarantors and Non-Guarantors.

The 2027 Senior Unsecured Notes in the original principal amount of US$550.0 million, bear interest at an annual rate of 6.5% and are due in October 2027. As at September 30, 2026, the balance outstanding was US$213.0 million.

The indentures governing the Senior Notes include covenants and terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, and effect mergers with another entity, in each case subject to exceptions provided in such indentures.

Term Loan B, 2026 Senior Secured Notes, 2027 Senior Secured Notes and 2027 Senior Unsecured Notes Refinancing

Our Term Loan B, 2026 Senior Secured Notes, 2027 Senior Secured Notes and 2027 Senior Unsecured Notes issued by Telesat GEO are scheduled to mature in December 2026, June 2027 and October 2027, resulting in substantial obligations that will require repayment or refinancing. The Company and Telesat GEO’s current projections indicate that cash flows from operations and assets of the company are expected to be sufficient to meet the company’s contractual obligations (other than the aforementioned debt maturities) for the reasonably foreseeable future, including at least the one-year period following the date of the financial statements. However, the Company’s consolidated cash flows alone, which includes those of Telesat GEO, are not expected to be sufficient to satisfy the obligations related to the settlement of the debt instruments as they become due in December 2026, June 2027 and October 2027. For further discussion on management’s activity to manage liquidity & capital resources risk, refer to Liquidity & Capital Resources Note — Liquidity.

2030 Senior Secured Term Loan

On August 12, 2026, Voyageur GP, an indirect non-guarantor subsidiary of Telesat GEO, borrowed US$120.0 million aggregate principal amount of secured term loan maturing in August 2030.

As at September 30, 2026, the balance outstanding was US$120.0 million.

The 2030 Senior Secured Term Loan bears interest at a variable rate based on Term SOFR plus 8.50% per annum, and SOFR not less than 2.00% per annum. The interest payments for the first 6 months shall be added to the principal amount. The 2030 Senior Secured Term Loan is secured by the assets securing the Term Loan B, 2027 Senior Secured Notes and 2026 Senior Secured Notes and additionally by certain other assets that do not secure the Term Loan B, 2027 Senior Secured Notes and 2026 Senior Secured Notes.

Telesat Lightspeed Financing — Senior Secured Term Loan Facilities

To fund Telesat Lightspeed, on September 13, 2024 (as amended on September 12, 2025), Telesat LEO, (a LEO Non-Guarantor and wholly-owned subsidiary of Telesat), entered into the Telesat Lightspeed Financing with the GoC and GoQ for senior secured non-revolving delayed draw term loan facilities in the principal amount of $2,140 million and $400 million, respectively.

The Telesat Lightspeed Financing carries a floating interest rate of 4.75% above the 3-month term CORRA on the outstanding drawn loan amount with a 15-year maturity. All interest accrued on the Telesat Lightspeed Financing until six months after the initial project completion date (a date upon which a certain number of satellites under the LEO project have been launched, with a certain number of satellites made operational and certain other milestones under the agreement being met) shall be added to the principal amount.

Unless accelerated on the event of default as defined in the Telesat Lightspeed Financing, principal repayment of the loan is required on a semi-annual installment basis in 10 years commencing one year after initial project completion date subject to the mandatory repayment of the full amount by the 15th anniversary of the initial draw on the loan. The amount of each semi-annual installment will be calculated as a percentage of the total loan amount as prescribed in the loan agreement.

In addition to the regular repayment, we will also be required to make mandatory prepayment or repayment under certain circumstances including in cases when Telesat LEO has excess cash flow. The Telesat Lightspeed Financing also provides a full or partial prepayment option to Telesat LEO.

The Telesat Lightspeed Financing includes both financial and non-financial covenants with which we must comply.

As consideration for the Telesat Lightspeed Financing, Telesat LEO, before the initial draw on the loan, on November 15, 2024, entered into an agreement with the GoC and the GoQ which irrevocably granted warrants equivalent to 11.87% of common shares in the equity of Telesat LEO on a fully diluted basis (“Telesat Lightspeed Financing Warrants”). The Telesat Lightspeed Financing Warrants are exercisable in whole or in part, at any time after the second anniversary of the date of their original issuance (November 15, 2026) and up to 10 years from the issuance date (November 15, 2034) subject to certain terms and conditions of the warrant agreement based upon an equity valuation of US$3 billion for Telesat LEO. In connection with a corporate reorganization of Telesat LEO completed in September 2025, the Telesat Lightspeed Financing Warrants became exercisable for 11.87% of the limited partnership units of Lightspeed LEO Limited Partnership, a limited partnership which holds all of the Telesat LEO shares.

On initial recognition, the Telesat Lightspeed Financing Warrants were recorded against other current and long-term assets with the derivative recorded against other current and long-term financial liabilities. The initial fair value impact, as at November 15, 2024, of the Telesat Lightspeed Financing Warrants was $604.3 million. As the drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the current and long-term assets are transferred to the debt issue costs against the long-term indebtedness. These balances are amortized to the statement of loss using the effective interest method. The carrying amount against the indebtedness as of September 30, 2026 was $234.5 million.

Debt issue costs of $37.5 million were incurred in connection with the Telesat Lightspeed Financing. These balances are recorded against prepaid expenses and other current assets and long-term assets. As the drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the prepaid expenses and other current assets and long-term assets are transferred to the debt issue costs against the long-term indebtedness. The liability is subsequently amortized using the effective interest method. The carrying amount against the indebtedness as of September 30, 2026 was $14.7 million.

For the derivatives recorded against the current and long-term financial liabilities, the balances are marked to market at each reporting date thereafter in the statement of loss as part of the loss on changes in fair value of financial instruments.

The Telesat Lightspeed Financing is secured by substantially all of the assets relating to the Telesat Lightspeed business, which assets are held by the LEO Non-Guarantors. As at November 15, 2024, all conditions precedent to drawdown of the loans under the Telesat Lightspeed Financing were met.

As at September 30, 2026, $1,093.1 million of the Telesat Lightspeed Financing was outstanding of which $921.0 million and $172.1 million was outstanding with the GoC and GoQ, respectively. The balance consists of $1,020.0 million of draws combined with $73.1 million of interest which was capitalized to the principal on the loan facility. The interest capitalized against the loan facility, for the nine month period ended September 30, 2026 was $39.4 million with GoC and $7.4 million with GoQ, compared to $13.9 million and $2.6 million, respectively, for the nine month period ended September 30, 2025.

Covenant Compliance

As of the date hereof, we were in compliance with the financial covenants of our Telesat GEO Financing and the Telesat Lightspeed Financing.

As at September 30, 2026, the Consolidated Total Net Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Term Loan B was 15.54:1.00. The Consolidated Total Secured Net Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Term Loan B, was 14.03:1.00.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, SOFR, CORRA and the applicable margins of our Term Loan B. Our interest expense for the year ending December 31, 2026, is expected to be approximately $189.8 million. Our interest expense for the Telesat Lightspeed Financing is expected to be $66.6 million for the year ending December 31, 2026, which is anticipated to be capitalized against the assets under construction. The interest expense excludes the amortization of our deferred financing costs, prepayment options, warrants and loss on repayment.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates. As at September 30, 2026, there were no interest rate or currency derivatives that were outstanding.

We have embedded derivatives, on certain of our Telesat GEO Financing, that are accounted for separately at fair value. These embedded derivatives are related to the prepayment option on our 2027 Senior Unsecured Notes, the prepayment option on our 2027 Senior Secured Notes and the prepayment option on our 2026 Senior Secured Notes. As at September 30, 2026, the fair value of the embedded derivative related to the prepayment option on our 2027 Senior Unsecured Notes, 2027 Senior Secured Notes and 2026 Senior Secured Notes was $Nil.

In addition, we have embedded derivatives associated with the Telesat Lightspeed Financing with the GoC and GoQ. As part of the Telesat Lightspeed Financing, Telesat LEO issued the Telesat Lightspeed Financing Warrants representing 11.87% of its total shares on a fully diluted basis, with standard anti-dilution adjustments. In connection with a corporate reorganization of Telesat LEO completed in September 2025, the Telesat Lightspeed Financing Warrants became exercisable for 11.87% of the limited partnership units of Lightspeed LEO Limited Partnership, a limited partnership which holds all of the Telesat LEO shares.

As at September 30, 2026, the fair value of the embedded derivatives with respect to the Telesat Lightspeed Financing Warrants were $1,409.8 million (December 31, 2025 — $832.4 million). As the warrants could be exercised at any time after November 15, 2026, we presented the derivative liabilities as current. We believe it is highly unlikely that the warrants will be exercised by the GoC and GoQ over the next twelve months as the underlying units of Lightspeed LEO Limited Partnership are illiquid and contain limitations to the unitholder’s ability to further monetize their investment.

The changes in the fair value of these embedded derivatives are recorded on our consolidated statements of income (loss) as a gain or loss on changes in fair value of financial instruments and are non-cash.

All derivative instruments are measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models or frameworks and discounted cash flow analysis, using observable market-based inputs.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of our derivative instruments are not reflected in the fair values. The fair values also include an adjustment related to the counterparty credit risk. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and short-term investments, accounts receivable, derivative assets and other assets. Cash and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, primarily U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings, but we continue to periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars or in cases where transactions are in Canadian dollars where the functional currency is other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated indebtedness and cash and short-term investments combined with the Canadian dollar indebtedness and derivative liabilities held in a subsidiary with other than a Canadian functional currency. In addition, a portion of our revenue and expenses, as well as the majority of our capital expenditures are denominated in U.S. dollars. As a result, the volatility of the U.S. currency, and in certain cases Canadian currency, exposes us to foreign exchange risks.

For the three months ended September 30, 2026, we recorded a primarily non-cash foreign exchange gain of approximately $3.2 million due to the variation of the U.S. to Canadian dollar spot rate ($1.4232) compared to June 30, 2026 ($1.4196) and the resulting impact on the translation of our U.S. dollar and Canadian dollar denominated cash, indebtedness and our Canadian dollar derivative warrant liabilities.

For the three months ended September 30, 2025, we recorded a primarily non-cash foreign exchange loss of approximately $32.3 million due to the variation of the U.S. to Canadian dollar spot rate ($1.3920) compared to June 30, 2025 ($1.3608) and the resulting impact on the translation of our U.S. dollar and Canadian dollar denominated cash, indebtedness and our Canadian dollar derivative warrant liabilities.

For the nine month period ended September 30, 2026, we recorded a mainly non-cash foreign exchange loss of approximately $34.0 million due to the variation of the U.S. to Canadian dollar spot rate ($1.4232) compared to December 31, 2025 ($1.3724) and the resulting impact on the translation of our U.S. dollar and Canadian dollar denominated cash, indebtedness and our Canadian dollar derivative warrant liabilities.

For the nine month period ended September 30, 2025, we recorded a mainly non-cash foreign exchange gain of approximately $84.8 million due to the variation of the U.S. to Canadian dollar spot rate ($1.3920) compared to December 31, 2024 ($1.4384) and the resulting impact on the translation of our U.S. dollar and Canadian dollar denominated cash, indebtedness and our Canadian dollar derivative warrant liabilities.

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Revenue	49.2%	43.7%	48.2%	45.6%
Operating expenses	57.9%	48.8%	52.4%	48.3%
Interest on our indebtedness	70.2%	86.0%	72.7%	88.9%

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have (decreased) increased our net loss as at September 30, 2026 by $103.7 million and increased (decreased) our other comprehensive loss by $57.5 million. This would have also increased (decreased) our indebtedness by $161.2 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our cash and cash equivalents by $27.2 million, increased (decreased) our net loss by nil and increased (decreased) our other comprehensive loss by $27.2 million as at and for the nine months ended September 30, 2026.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the three and nine months ended September 30, 2026, as summarized in the table below:

($ millions)	Three months ended September 30, 2026	Nine months ended September 30, 2026
Revenue	$2.0	$6.0
Operating expenses	$2.1	$5.0
Interest on our indebtedness	$2.6	$7.3

The sensitivity analyses above assume that all other variables remain constant.

Through our Telesat GEO U.S. dollar denominated indebtedness and our 2030 Senior Secured Term Loan, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated indebtedness balances at the beginning of each respective period, which are net of our scheduled debt repayments, and based on the foreign exchange rate as at September 30, 2026.

($ millions, beginning of period)	Q4 2026	2027	2028	2029	2030	Thereafter
Term Loan B	$1,879.4	$—	$—	$—	$—	$—
2027 Senior Unsecured Notes	303.2	303.2	—	—	—	—
2026 Senior Secured Notes	550.8	—	—	—	—	—
2027 Senior Secured Notes	320.2	320.2	—	—	—	—
2030 Senior Secured Term Loan	173.6	179.1	181.6	181.6	181.6	—
U.S. dollar denominated debt balances	$3,227.2	$802.5	$181.6	$181.6	$181.6	$—

Through our Telesat LEO Canadian dollar denominated indebtedness, we are exposed to foreign exchange fluctuations, as Telesat LEO has a U.S. dollar functional currency. The following table contains our existing and anticipated drawings on the Canadian dollar denominated indebtedness balances at the beginning of each respective period. The balances are net of our scheduled debt repayments.

($ millions, beginning of period)	Q4 2026	2027	2028	2029	2030	Thereafter
Telesat Lightspeed Financing(1)	$1,093.1	$1,326.1	$2,746.4	$2,732.2	$2,447.6	$2,049.2

____________

(1)      The contractual cash flows for Telesat Lightspeed Financing include anticipated future drawings and mandatory repayments against the loan.

Interest Rate Risk

We are exposed to interest rate risk on our cash and short-term investments and on our indebtedness, a portion of the indebtedness which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our indebtedness. Our policy is that we do not use derivative instruments for speculative purposes. In the past, we entered into interest rate swaps to hedge the interest rate risk associated with the variable interest rate on the U.S. denominated Term Loan B. There were no outstanding interest rate swaps as at September 30, 2026.

If the interest rates on our variable rate debt increased (decreased) by 0.25%, the result would be an increase (decrease) of $1.9 million and $5.2 million to our net loss for three and nine months ended September 30, 2026, respectively, excluding any impact from interest which would be capitalized against the Telesat Lightspeed constellation.

As at September 30, 2026, through our Term Loan B, our Telesat Lightspeed Financing and our 2030 Senior Secured Term Loan, we are exposed to interest rate fluctuations. The following table contains the balances at the beginning of each respective period, net of our scheduled repayments, and based on the foreign exchange rate as at September 30, 2026.

($ millions, beginning of period)	Q4 2026	2027	2028	2029	2030	Thereafter
Term Loan B	$1,879.4	$—	$—	$—	$—	$—
Telesat Lightspeed Financing(1)	1,093.1	1,326.1	2,746.4	2,732.2	2,447.6	2,049.2
2030 Senior Secured Term Loan	173.6	179.1	181.6	181.6	181.6	—
Debt balances exposed to interest rate fluctuation	$3,146.1	$1,505.2	$2,928.0	$2,913.8	$2,629.2	$2,049.2

____________

(1)      The contractual cash flows for Telesat Lightspeed Financing include anticipated future drawings and mandatory repayments against the loan.

Guarantees

In the normal course of business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases. The nature of almost all of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay counterparties. As a result, we cannot determine how they could affect future liquidity, capital resources or our credit risk profile. We have not made any significant payments under these indemnifications in the past. For more information, see Note 22 of our unaudited interim condensed consolidated financial statements.

NON-IFRS ACCOUNTING STANDARDS MEASURES

Adjusted EBITDA

Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS Accounting Standards measures. EBITDA is defined as “Earnings Before Interest, Taxes, Depreciation and Amortization.” Adjusted EBITDA is used by management to measure our financial performance. Adjusted EBITDA is defined as operating income (excluding certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used by management to measure our operating performance. Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenue.

Adjusted EBITDA and Adjusted EBITDA margin are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Adjusted EBITDA allows investors and us to compare our operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists investors and us to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. We believe that the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

We believe that the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS Accounting Standards financial measures enhances the understanding of our operating results and is useful to investors and us in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA and Adjusted EBITDA margin as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA and Adjusted EBITDA margin should be used in conjunction with IFRS Accounting Standards financial measures and are not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income (loss) as an indicator of our operating performance.

The following table provides a quantitative reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA margin, each of which are non-IFRS Accounting Standards measures.

($ millions)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Net loss	$(157.2)	$(121.1)	$(866.7)	$(97.0)
Tax recovery	(3.5)	(16.8)	(7.4)	(12.1)
(Gain) loss on foreign exchange	(3.2)	32.3	34.0	(84.8)
Loss on changes in fair value of financial instruments	89.5	63.1	577.3	109.8
Interest and other income	(5.0)	(5.7)	(11.0)	(18.8)
Interest expense	54.8	54.2	155.2	164.5
Gain on repurchase of debt	—	—	—	(6.9)
Depreciation	22.6	26.2	66.8	78.0
Amortization	8.8	11.3	26.1	33.9
Other operating (gains) losses, net	—	(0.3)	82.1	(4.1)
Non-recurring compensation expenses(1)	0.4	0.6	1.2	1.8
Non-cash expense related to share-based compensation	4.8	3.0	11.7	8.6
Adjusted EBITDA	$12.0	$46.8	$69.3	$172.9

Revenue	$80.6	$101.1	$247.2	$323.9
Adjusted EBITDA Margin	15.0%	46.3%	28.1%	53.4%

____________

(1)      Includes severance payments, special compensation and benefits for employees.

Adjusted EBITDA for Telesat for the three and nine month periods ended September 30, 2026, decreased by $34.7 million and $103.6 million, respectively, when compared to the same periods in the prior year. The decreases were primarily due to decreases in revenue.

Consolidated EBITDA for Covenant Purposes

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS Accounting Standards, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS Accounting Standards or (2) cash flows from operating activities determined in accordance with IFRS Accounting Standards. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant and other covenants on our Term Loan B. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenant contained in our Term Loan B could result in the requirement to immediately repay all amounts outstanding. This presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of EBITDA. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income (loss), which is an IFRS Accounting Standards measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at https://www.sec.gov and at https://www.sedarplus.ca.

($ millions)	Twelve months ended September 30, 2026
Net income (loss)	$(1,299.9)
Impact of unrestricted subsidiaries	729.7
Consolidated income for Covenant Purposes	(570.2)
Plus:
Income taxes(1)	(79.1)
Interest expense(1)	188.7
Depreciation and amortization expense(1)	125.3
Non-cash share-based compensation and pension expense(1)	9.2
Impairment	449.7
Other	12.1
Increased (decreased) by:
Loss on disposal of assets related to amalgamation of unrestricted subsidiaries	0.1
Non-cash (gains) losses resulting from changes in foreign exchange rates(1)	64.7
Consolidated EBITDA for Covenant Purposes	$200.5

____________

(1)      Some adjustments for covenant purposes exclude certain specific expenses as defined in the Credit Agreement. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

Consolidated Total Secured Net Debt and Consolidated Total Net Debt for Covenant Purposes

Consolidated Total Net Debt for Covenant Purposes and Consolidated Total Secured Net Debt for Covenant Purposes are non-IFRS Accounting Standards measures. We believe that the inclusion of Consolidated Total Net Debt for Covenant Purposes and Consolidated Total Secured Net Debt for Covenant Purposes herein are appropriate to provide additional information concerning the calculation of the financial ratio maintenance and other covenants under our Term Loan B and provides information that is useful to an investor’s understanding of our compliance with these financial covenants.

The following is a reconciliation of our Consolidated Total Net Debt for Covenant Purposes and Consolidated Total Secured Net Debt for Covenant Purposes to Indebtedness:

($ millions)	As at September 30, 2026	As at December 31, 2025
Telesat GEO Debt and 2030 Senior Secured Term Loan:
Term Loan B	$1,879.4	$1,812.3
2027 Senior Unsecured Notes	303.2	292.4
2026 Senior Secured Notes	550.8	531.2
2027 Senior Secured Notes	320.2	308.8
2030 Senior Secured Term Loan	173.6	—
	3,227.2	2,944.7
Adjustments for covenant purposes:
Add: lease liabilities	29.8	29.7
Consolidated Total Debt	3,257.0	2,974.4
Less: Cash and cash equivalents (max. US$100 million)	(142.3)	(137.2)
Consolidated Total Net Debt for Covenant Purposes	$3,114.7	$2,837.2

($ millions)	As at September 30, 2026	As at December 31, 2025
Consolidated Total Debt	$3,257.0	$2,974.4
Less: Unsecured debt (2027 Senior Unsecured Notes)	(303.2)	(292.4)
Consolidated Total Secured Debt	2,953.8	2,682.0
Less: Cash and cash equivalents (max. US$100 million)	(142.3)	(137.2)
Consolidated Total Secured Net Debt for Covenant Purposes	$2,811.5	$2,544.8

As at September 30, 2026, the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Term Loan B was 15.54:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Term Loan B, was 14.03:1.00.

Unaudited Interim Condensed Consolidating Financial Information

The unaudited interim condensed consolidating financial information reflects the investments, using the equity method of accounting, of Telesat in the Issuers, of the Issuers in their respective Guarantors and Non-Guarantors, and of the Guarantors in their Non-Guarantors.

Telesat Corporation includes Telesat Partnership, Telesat CanHold Corporation, Telesat Can ULC, Loral Space & Communications Inc. and Loral Skynet Corporation.

Unaudited Interim Condensed Consolidating Statements of Income (loss)

For the three months ended September 30, 2026

($ thousands)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Revenue	$—	$50,268	$23,779	$21,459	$(14,875)	$80,631
Operating expenses	(1,787)	(49,731)	(4,728)	(32,381)	14,875	(73,752)
Depreciation	—	(3,455)	(13,722)	(2,029)	(3,368)	(22,574)
Amortization	—	(704)	(3,380)	(3,237)	(1,445)	(8,766)
Other operating (losses) gains, net	—	(192,487)	375,939	(9,152)	(174,327)	(27)
Operating (loss) income	(1,787)	(196,109)	377,888	(25,340)	(179,140)	(24,488)
Income (loss) from equity investments	2,450	333,322	(2,278)	—	(333,494)	—
Interest expense	14	(48,364)	(2,925)	(3,785)	240	(54,820)
Interest and other income (expense)	109	1,207	319	3,564	(237)	4,962
Loss on changes in fair value of financial instruments	—	—	—	(89,510)	—	(89,510)
(Loss) gain on foreign exchange	(34)	(8,131)	1,254	10,090	—	3,179
Income (loss) before income taxes	752	81,925	374,258	(104,981)	(512,631)	(160,677)
Tax recovery (expense)	16	4,342	(882)	(21)	—	3,455
Net income (loss)	$768	$86,267	$373,376	$(105,002)	$(512,631)	$(157,222)

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (loss)

For the three months ended September 30, 2026

($ thousands)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Net income (loss)	$768	$86,267	$373,376	$(105,002)	$(512,631)	$(157,222)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	55	(20,481)	24,859	1,937	(106)	6,264
Other comprehensive income (loss) from equity investments	6,315	25,616	46	—	(31,977)	—
Other comprehensive income (loss)	6,370	5,135	24,905	1,937	(32,083)	6,264
Total comprehensive income (loss)	$7,138	$91,402	$398,281	$(103,065)	$(544,714)	$(150,958)

Unaudited Interim Condensed Consolidating Statements of (loss) Income

For the nine months ended September 30, 2026

($ thousands)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Revenue	$—	$178,961	$82,787	$24,264	$(38,828)	$247,184
Operating expenses	(6,349)	(131,726)	(18,967)	(72,602)	38,828	(190,816)
Depreciation	—	(8,380)	(52,472)	(4,092)	(1,824)	(66,768)
Amortization	—	(823)	(17,430)	(3,401)	(4,452)	(26,106)
Other operating (losses) gains, net	—	(274,871)	375,939	(8,822)	(174,327)	(82,081)
Operating (loss) income	(6,349)	(236,839)	369,857	(64,653)	(180,603)	(118,587)
(Loss) income from equity investments	(678,735)	139,533	(13,388)	—	552,590	—
Interest expense	41	(142,921)	(7,277)	(4,203)	(864)	(155,224)
Interest and other income (expense)	326	21,761	1,545	7,623	(20,280)	10,975
Loss on changes in fair value of financial instruments	—	—	—	(577,256)	—	(577,256)
Gain (loss) on foreign exchange	265	(106,592)	1,354	70,946	—	(34,027)
(Loss) income before income taxes	(684,452)	(325,058)	352,091	(567,543)	350,843	(874,119)
Tax (expense) recovery	(8)	26,536	(1,228)	(17,902)	—	7,398
Net (loss) income	$(684,460)	$(298,522)	$350,863	$(585,445)	$350,843	$(866,721)

Unaudited Interim Condensed Consolidating Statements of Comprehensive (loss) Income

For the nine months ended September 30, 2026

($ thousands)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Net (loss) income	$(684,460)	$(298,522)	$350,863	$(585,445)	$350,843	$(866,721)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	1,137	57,628	22,364	57,967	(1,459)	137,637
Other comprehensive income (loss) from equity investments	137,944	44,826	1,392	—	(184,162)	—
Other comprehensive income (loss)	139,081	102,454	23,756	57,967	(185,621)	137,637
Total comprehensive (loss) income	$(545,379)	$(196,068)	$374,619	$(527,478)	$165,222	$(729,084)

Unaudited Interim Condensed Consolidating Statements of (loss) Income

For the three months ended September 30, 2025

($ thousands)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Revenue	$—	$78,150	$50,712	$544	$(28,346)	$101,060
Operating expenses	(997)	(57,640)	(10,561)	(17,000)	28,346	(57,852)
Depreciation	—	(3,501)	(20,957)	(1,364)	(346)	(26,168)
Amortization	—	(79)	(9,326)	(83)	(1,826)	(11,314)
Other operating gains (losses), net	4,834,103	694,543	(1,099,317)	(4,455,945)	26,867	251
Operating income (loss)	4,833,106	711,473	(1,089,449)	(4,473,848)	24,695	5,977
(Loss) income from equity investments	(5,026,286)	(2,061,370)	1,019,781	—	6,067,875	—
Interest expense	(43)	(51,054)	(3,527)	(180)	607	(54,197)
Interest and other income (expense)	92	2,618	845	2,789	(626)	5,718
Loss on changes in fair value of financial instruments	—	—	—	(63,120)	—	(63,120)
Gain (loss) on foreign exchange	174	(63,980)	(10)	22,586	8,948	(32,282)
(Loss) income before income taxes	(192,957)	(1,462,313)	(72,360)	(4,511,773)	6,101,499	(137,904)
Tax (expense) recovery	(41)	16,990	(31)	(58)	(39)	16,821
Net (loss) income	$(192,998)	$(1,445,323)	$(72,391)	$(4,511,831)	$6,101,460	$(121,083)

Unaudited Interim Condensed Consolidating Statements of Comprehensive (loss) Income

For the three months ended September 30, 2025

($ thousands)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Net (loss) income	$(192,998)	$(1,445,323)	$(72,391)	$(4,511,831)	$6,101,460	$(121,083)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	161	5,572	(8,306)	45,541	44,040	87,008
Other comprehensive income (loss) from equity investments	42,808	88,542	(7,437)	—	(123,913)	—
Other comprehensive income (loss)	42,969	94,114	(15,743)	45,541	(79,873)	87,008
Total comprehensive (loss) income	$(150,029)	$(1,351,209)	$(88,134)	$(4,466,290)	$6,021,587	$(34,075)

Unaudited Interim Condensed Consolidating Statements of (loss) Income

For the nine months ended September 30, 2025

($ thousands)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Revenue	$—	$253,375	$174,591	$2,824	$(106,875)	$323,915
Operating expenses	(3,388)	(182,753)	(30,811)	(51,373)	106,875	(161,450)
Depreciation	—	(9,975)	(63,303)	(2,940)	(1,773)	(77,991)
Amortization	—	(201)	(27,915)	(251)	(5,485)	(33,852)
Other operating gains (losses), net	4,834,103	698,485	(1,099,367)	(4,455,056)	25,905	4,070
Operating income (loss)	4,830,715	758,931	(1,046,805)	(4,506,796)	18,647	54,692
(Loss) income from equity investments	(4,955,081)	(2,143,928)	1,020,956	—	6,078,053	—
Interest expense	(130)	(154,781)	(12,262)	(520)	3,201	(164,492)
Gain on repurchase of debt	—	6,896	—	—	—	6,896
Interest and other income (expense)	197	46,473	2,207	11,426	(41,543)	18,760
Loss on changes in fair value of financial instruments	—	—	—	(109,780)	—	(109,780)
(Loss) gain on foreign exchange	(111)	98,544	270	(22,843)	8,948	84,808
(Loss) income before income taxes	(124,410)	(1,387,865)	(35,634)	(4,628,513)	6,067,306	(109,116)
Tax (expense) recovery	(145)	13,747	(1,280)	(178)	(39)	12,105
Net (loss) income	$(124,555)	$(1,374,118)	$(36,914)	$(4,628,691)	$6,067,267	$(97,011)

Unaudited Interim Condensed Consolidating Statements of Comprehensive (loss) Income

For the nine months ended September 30, 2025

($ thousands)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Net (loss) income	$(124,555)	$(1,374,118)	$(36,914)	$(4,628,691)	$6,067,267	$(97,011)
Other comprehensive (loss) income
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	392	(9,257)	(5,804)	(72,585)	(65,030)	(152,284)
Other comprehensive (loss) income from equity investments	(87,645)	(27,082)	(41,293)	—	156,020	—
Other comprehensive (loss) income	(87,253)	(36,339)	(47,097)	(72,585)	90,990	(152,284)
Total comprehensive (loss) income	$(211,808)	$(1,410,457)	$(84,011)	$(4,701,276)	$6,158,257	$(249,295)

Unaudited Interim Condensed Consolidating Balance Sheets

As at September 30, 2026

($ thousands)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
ASSETS
Cash and cash equivalents	$11,310	$75,381	$30,565	$696,569	$—	$813,825
Trade and other receivables	1,140	22,808	5,780	18,997	—	48,725
Other current financial assets	—	239	212	112	(13)	550
Intercompany receivables	44,636	20,971	7,205	136	(72,948)	—
Current income tax recoverable	5,268	13,136	2,234	115	227	20,980
Prepaid expenses and other current assets	4,026	22,761	1,393	213,543	(39)	241,684
Total current assets	66,380	155,296	47,389	929,472	(72,773)	1,125,764
Satellites, property and other equipment	—	84,916	222,842	3,133,715	(37,508)	3,403,965
Deferred tax assets	—	—	15,471	—	(9,675)	5,796
Other long-term financial assets	—	8,242	3,557	16,237	(7,609)	20,427
Long-term income tax recoverable	—	2,859	—	—	—	2,859
Other long-term assets	23,489	110,388	149	189,947	(1,307)	322,666
Intangible assets	—	8,427	11,744	363,160	37,009	420,340
Investment in affiliates	(848,965)	1,121,602	(83,117)	—	(189,520)	—
Goodwill	—	207,939	—	—	1,996,194	2,204,133
Total assets	$(759,096)	$1,699,669	$218,035	$4,632,531	$1,714,811	$7,505,950

LIABILITIES
Trade and other payables	$150	$17,260	$5,458	$47,936	$—	$70,804
Other current financial liabilities	—	37,687	2,454	1,409,811	(13)	1,449,939
Intercompany payables	18,129	29,508	9,286	16,025	(72,948)	—
Income taxes payable	—	—	—	618	(460)	158
Other current liabilities	—	11,065	17,036	18,598	(16)	46,683
Current indebtedness	—	2,750,299	—	—	—	2,750,299
Total current liabilities	18,279	2,845,819	34,234	1,492,988	(73,437)	4,317,883
Long-term indebtedness	—	304,021	—	1,002,891	—	1,306,912
Deferred tax liabilities	—	41,069	—	27,449	(7,906)	60,612
Other long-term financial liabilities	207	16	16,388	—	(7,609)	9,002
Other long-term liabilities	—	96,896	131,399	544,177	(1,307)	771,165
Total liabilities	18,486	3,287,821	182,021	3,067,505	(90,259)	6,465,574
Total shareholders’ equity	(777,582)	(1,588,152)	36,014	1,565,026	1,805,070	1,040,376
Total liabilities and shareholders’ equity	$(759,096)	$1,699,669	$218,035	$4,632,531	$1,714,811	$7,505,950

Unaudited Interim Condensed Consolidating Balance Sheets

As at December 31, 2025

($ thousands)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
ASSETS
Cash and cash equivalents	$11,756	$166,211	$38,948	$292,883	$—	$509,798
Trade and other receivables	1,136	28,383	7,282	21,621	—	58,422
Other current financial assets	—	2,274	187	35	(2,066)	430
Intercompany receivables	11,240	228,848	71,194	188	(311,470)	—
Current income tax recoverable	5,114	—	1,622	128	(912)	5,952
Prepaid expenses and other current assets	3,034	5,801	1,776	246,799	46	257,456
Total current assets	32,280	431,517	121,009	561,654	(314,402)	832,058
Satellites, property and other equipment	—	70,373	314,349	2,330,533	1,453	2,716,708
Deferred tax assets	—	—	13,561	—	(9,330)	4,231
Other long-term financial assets	—	39,120	3,950	87	(24,874)	18,283
Long-term income tax recoverable	—	6,993	—	—	—	6,993
Other long-term assets	26,356	110,122	—	232,937	(758)	368,657
Intangible assets	—	1,342	316,315	151,844	(27,223)	442,278
Investment in affiliates	(287,590)	1,037,827	(71,057)	—	(679,180)	—
Goodwill	—	218,381	—	—	1,996,194	2,214,575
Total assets	$(228,954)	$1,915,675	$698,127	$3,277,055	$941,880	$6,603,783

LIABILITIES
Trade and other payables	$275	$18,868	$6,193	$32,111	$—	$57,447
Other current financial liabilities	—	21,564	5,707	832,432	(2,066)	857,637
Intercompany payables	2,535	73,895	231,413	3,626	(311,469)	—
Income taxes payable	—	3,757	—	589	(1,574)	2,772
Other current liabilities	118	35,202	16,589	6,476	46	58,431
Current indebtedness	—	2,341,145	—	—	—	2,341,145
Total current liabilities	2,928	2,494,431	259,902	875,234	(315,063)	3,317,432
Long-term indebtedness	—	603,213	—	549,249	—	1,152,462
Deferred tax liabilities	—	72,446	—	26,467	(6,922)	91,991
Other long-term financial liabilities	199	16	34,751	—	(24,875)	10,091
Other long-term liabilities	—	116,526	136,845	9,598	(758)	262,211
Total liabilities	3,127	3,286,632	431,498	1,460,548	(347,618)	4,834,187
Total shareholders’ equity	(232,081)	(1,370,957)	266,629	1,816,507	1,289,498	1,769,596
Total liabilities and shareholders’ equity	$(228,954)	$1,915,675	$698,127	$3,277,055	$941,880	$6,603,783

Unaudited Interim Condensed Consolidating Statements of Cash Flows

For the nine months ended September 30, 2026

($ thousands)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net (loss) income	$(684,460)	$(298,522)	$350,863	$(585,445)	$350,843	$(866,721)
Adjustments to reconcile net (loss) income to cash flows from operating activities:
Depreciation	—	8,380	52,472	4,092	1,824	66,768
Amortization	—	823	17,430	3,401	4,452	26,106
Tax expense (recovery)	8	(26,536)	1,228	17,902	—	(7,398)
Interest expense	(41)	142,921	7,277	4,203	864	155,224
Interest income	(326)	(2,667)	(1,861)	(7,624)	(864)	(13,342)
(Gain) loss on foreign exchange	(265)	106,592	(1,354)	(70,946)	—	34,027
Loss on changes in fair value of financial instruments	—	—	—	577,256	—	577,256
Share-based compensation	815	9,900	1,075	(41)	—	11,749
Loss (income) from equity investments	678,735	(139,533)	13,388	—	(552,590)	—
Loss (gain) on disposal of assets	—	192,502	(375,939)	9,495	173,964	22
Impairment	—	84,469	—	—	—	84,469
Deferred revenue amortization	—	(13,139)	(18,558)	(2,734)	—	(34,431)
Pension expense	219	1,954	—	1,204	—	3,377
Non-cash other income	—	—	—	—	—	—
Other	—	2,580	334	966	—	3,880
Income taxes paid, net of income tax received	25	(17,964)	(2,477)	(53)	—	(20,469)
Interest paid, net of interest received	323	(123,042)	830	6,488	—	(115,401)
Customer prepayments on future satellite services	—	—	—	509,624	—	509,624
Government grant received	—	—	—	5,905	—	5,905
Operating assets and liabilities	5,606	(3,900)	(32,770)	14,972	351	(15,741)
Net cash from (used in) operating activities	639	(75,182)	11,938	488,665	(21,156)	404,904
Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	—	—	—	(428,665)	—	(428,665)
Cash payments related to property and other equipment	—	(1,588)	(234)	(150,610)	—	(152,432)
Government grant received	—	—	—	3,022	—	3,022
Investments acquisition	—	—	—	(2,584)	—	(2,584)
Investment in affiliates	(2,763)	(1,570)	—	—	4,333	—
Net cash (used in) generated from investing activities	(2,763)	(3,158)	(234)	(578,837)	4,333	(580,659)

Unaudited Interim Condensed Consolidating Statements of Cash Flows — (Continued)

For the nine months ended September 30, 2026

($ thousands)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Cash flows generated from (used in) financing activities
Proceeds from indebtedness	—	—	—	497,325	—	497,325
Payment of debt issue costs	—	—	—	(15,171)	—	(15,171)
Payments of principal on lease liabilities	—	(1,136)	(417)	(588)	—	(2,141)
Satellite performance incentive payments	—	—	(2,500)	—	—	(2,500)
Proceeds from exercise of stock options	1,334	—	—	—	—	1,334
Tax withholdings on settlement of restricted and performance share units	—	(13,438)	(641)	(716)	—	(14,795)
Proceeds from issuance of share capital	—	—	1,570	2,763	(4,333)	—
Dividends paid	—	—	(21,156)	—	21,156	—
Net cash generated from (used in) financing activities	1,334	(14,574)	(23,144)	483,613	16,823	464,052
Effect of changes in exchange rates on cash and cash equivalents	344	2,084	3,057	10,245	—	15,730
Changes in cash and cash equivalents	(446)	(90,830)	(8,383)	403,686	—	304,027
Cash and cash equivalents, beginning of period	11,756	166,211	38,948	292,883	—	509,798
Cash and cash equivalents, end of period	$11,310	$75,381	$30,565	$696,569	$—	$813,825

Unaudited Interim Condensed Consolidating Statements of Cash Flows

For the nine months ended September 30, 2025

($ thousands)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Cash flows (used in) from operating activities
Net (loss) income	$(124,555)	$(1,374,118)	$(36,914)	$(4,628,691)	$6,067,267	$(97,011)
Adjustments to reconcile net (loss) income to cash flows from operating activities:
Depreciation	—	9,975	63,303	2,940	1,773	77,991
Amortization	—	201	27,915	251	5,485	33,852
Tax expense (recovery)	145	(13,747)	1,280	178	39	(12,105)
Interest expense	130	154,781	12,262	520	(3,201)	164,492
Interest income	(183)	(8,195)	(2,225)	(11,668)	3,201	(19,070)
Loss (gain) on foreign exchange	111	(98,544)	(270)	22,843	(8,948)	(84,808)
Loss on changes in fair value of financial instruments	—	—	—	109,780	—	109,780
Share-based compensation	447	7,363	870	(70)	—	8,610
Loss (income) from equity investments	4,955,081	2,143,928	(1,020,956)	—	(6,078,053)	—
(Gain) loss on disposal of assets	(4,834,103)	(698,485)	1,099,597	4,455,056	(25,905)	(3,840)
Gain on disposal of subsidiaries	—	—	(230)	—	—	(230)
Gain on repurchase of debt	—	(6,896)	—	—	—	(6,896)
Deferred revenue amortization	—	(13,715)	(32,409)	—	—	(46,124)
Pension expense	404	2,226	—	1,459	—	4,089
Other	—	1,816	5,608	—	—	7,424
Income taxes paid, net of income tax received	(7,649)	18,784	(1,865)	(1,006)	—	8,264
Interest paid, net of interest received	182	(131,449)	(2,708)	11,226	—	(122,749)
Operating assets and liabilities	(19,138)	47,433	(43,022)	98,391	(8,423)	75,241
Net cash (used in) from operating activities	(29,128)	41,358	70,236	61,209	(46,765)	96,910
Cash flows generated from (used in) investing activities
Cash payments related to satellite programs	—	—	—	(444,391)	—	(444,391)
Cash payments related to property and other equipment	—	(2,444)	(80)	(97,754)	—	(100,278)
Purchase of intangible assets	—	—	—	—	—	—
Net proceeds from disposal of assets	—	4,519	—	—	—	4,519
Net proceeds from disposal of subsidiaries	—	—	235	—	—	235
Return of capital to shareholder	35,501	40,566	—	—	(76,067)	—
Investment in affiliates	—	(11)	—	—	11	—
Net cash generated from (used in) investing activities	35,501	42,630	155	(542,145)	(76,056)	(539,915)

Unaudited Interim Condensed Consolidating Statements of Cash Flows — (Continued)

For the nine months ended September 30, 2025

($ thousands)	Telesat Corporation	Telesat GEO	Guarantors	Non- guarantors	Adjustments	Consolidated
Cash flows (used in) generated from financing activities
Proceeds from indebtedness	—	—	—	404,996	—	404,996
Repurchase of indebtedness	—	(4,501)	—	—	—	(4,501)
Payments of principal on lease liabilities	—	(1,123)	(434)	(618)	—	(2,175)
Satellite performance incentive payments	—	—	(1,400)	—	—	(1,400)
Return of capital to shareholder	—	(35,501)	(40,566)	—	76,067	—
Tax withholdings on settlement of restricted and performance share units and exercise of stock options	—	(7,548)	(491)	(406)	—	(8,445)
Proceeds from issuance of share capital	—	—	—	11	(11)	—
Dividends paid	—	(8,381)	(38,384)	—	46,765	—
Net cash (used in) generated from financing activities	—	(57,054)	(81,275)	403,983	122,821	388,475
Effect of changes in exchange rates on cash and cash equivalents	(117)	(3,097)	(250)	(11,465)	—	(14,929)
Changes in cash and cash equivalents	6,256	23,837	(11,134)	(88,418)	—	(69,459)
Cash and cash equivalents, beginning of period	5,893	150,425	59,066	336,680	—	552,064
Cash and cash equivalents, end of period	$12,149	$174,262	$47,932	$248,262	$—	$482,605

CURRENT SHARE INFORMATION

The number of shares and stated value of the outstanding Class A common shares and Class B variable voting shares (“Telesat Public shares”), and Class C fully voting shares and Class C limited voting shares (together, the “Class C shares”) as at September 30, 2026, were as follows:

(in thousands of $, except number of units)	Number of shares	Stated value
Telesat Public Shares	15,202,449	$86,871
Class C Shares	112,841	6,340
	15,315,290	$93,211

The breakdown of the number of shares of Telesat Public Shares, as at September 30, 2026, was as follows:

Telesat Public shares
Class A Common shares	5,772,778
Class B Variable Voting shares	9,429,671
Total Telesat Public shares	15,202,449

The split between the Class A Common shares and Class B Variable Voting shares in the table above is based on information available to the Company as at September 30, 2026

In addition, we have one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share and one Golden Share outstanding, each with a nominal stated value as at September 30, 2026.

The number of outstanding stock options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) issued under our Omnibus Plan and Historic Plan as at September 30, 2026 were as follows:

	Historic Plan	Omnibus Plan
Stock Options	49,526	593,866
RSUs with time criteria	—	434,341
PSUs with time and performance criteria	—	405,527
DSUs	—	212,167
	49,526	1,645,901

Each of the foregoing securities can be settled or exercised, as applicable, for Telesat Public Shares.

During the nine months ended September 30, 2026, 105,293 stock options were exercised in exchange for an equal number of Telesat Public Shares.

During the nine months ended September 30, 2026, 408,289 RSUs were settled for 210,192 Telesat Public Shares, on a net settlement basis.

During the nine months ended September 30, 2026, 224,822 PSUs were settled for 113,880 Telesat Public Shares, on a net settlement basis.

During the nine months ended September 30, 2026, 40,664 DSUs were settled for an equal number of Telesat Public Shares.

During the nine months ended September 30, 2026, 1,638 Telesat Public Shares were issued in exchange for an equal number of Limited Partnership units (“LP Units”) in Telesat Partnership LP (the “Partnership”).

The number and stated value of the outstanding limited partnership units issued by the Partnership as at September 30, 2026, were as follows:

(in thousands of $, except number of units)	Number of shares	Stated value
Class B LP Units	18,059,646	$49,424
Class C LP Units	18,098,362	38,893
	36,158,008	$88,317

On consolidation into Telesat Corporation, the stated value of the LP Units is included in non-controlling interest.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. For more details on these estimates, refer to Note 4 of our audited consolidated financial statements for the year ended December 31, 2025.

Critical judgments in applying accounting policies

Telesat GEO liquidity considerations

The ability and likelihood of Telesat GEO, a subsidiary consolidated by Telesat Corporation, to refinance its debt obligations at maturity that fall due within 12 months of the balance sheet date requires management judgment.

The Company has approximately $813.8 million of cash and cash equivalent of which $105.9 million is held within Telesat GEO and its Guarantors as at September 30, 2026. The Company and Telesat GEO expect to generate sufficient cash flow to meet the requirements of their respective ongoing operations and debt servicing costs for the reasonably foreseeable future, including at least the one-year period following the date of these financial statements. However, the Company’s consolidated cash flows and cash resources alone, which includes those of Telesat GEO, are not expected to be sufficient to meet Telesat GEO’s debt maturity obligations in December 2026.

ACCOUNTING STANDARDS

Future Changes in Accounting Policies

The IASB periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to us are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

IFRS 18, Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures in Financial Statements (“IFRS 18”), which replaces IAS 1. IFRS 18 aims to improve the comparability and transparency of financial performance by introducing defined categories and subtotals in the statement of profit or loss, enhanced disclosure requirements for management-defined performance measures, and updated principles for the aggregation and disaggregation of information in the financial statements.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.

We are currently evaluating the detailed implications of applying IFRS 18 on its financial statements. Based on preliminary analysis performed to date, IFRS 18 is not expected to affect our total net income (loss). However, the standard is expected to result in changes to the presentation and classification of certain income, expense, and cash flow line items.

Certain line items in the primary financial statements may be modified, disaggregated, or regrouped to better reflect the principles of aggregation and disaggregation introduced by IFRS 18.

In particular, foreign exchange differences that are currently aggregated and presented as a single line item in the statement of profit or loss may require disaggregation and reclassification between various categories.

Based on our current understanding of IFRS 18, interest paid is expected to be classified as financing cash flows and interest received as investing cash flows in the statement of cash flows, rather than operating cash flows as currently presented.

We will continue to evaluate the detailed application of IFRS 18. We will apply IFRS 18 from its mandatory effective date of January 1, 2027 and where applicable, will restate the comparative information in accordance with the transition requirements of the standard.

Item 3.       Quantitative and Qualitative Disclosures About Market Risk

See Item. 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

Item 4.       Internal Control Over Financial Reporting

Evaluation of Disclosure Controls and Procedures

“Disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management in a timely manner. As of September 30, 2026, Telesat Corporation conducted an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Other than the material weakness described below, Telesat’s Chief Executive Officer and Chief Financial Officer concluded that Telesat Corporation’s disclosure controls and procedures were effective as of September 30, 2026 to provide reasonable assurance that information required to be disclosed by it in the reports it files or submits under the Exchange Act and Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Identification of Material Weakness

As at December 31, 2025, management identified a material weakness in our internal control over financial reporting related to the classification of the balance sheet between current and non-current. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Material Weakness

Specifically, management identified a deficiency in the design and operating effectiveness of a control intended to review and approve the financial reporting implications of significant technical accounting and disclosure matters, and specifically the classification of the balance sheet between current and non-current. As a result, the control did not operate effectively during the period.

This deficiency resulted in the misclassification of a derivative liability relating to Telesat Lightspeed Financing Warrants that will become exercisable in November 2026 as long-term liabilities, instead of current liabilities, on the balance sheet. The deficiency did not impact the measurement of the underlying liabilities and did not affect net income, cash flows, or compliance with key covenant ratios. Management corrected the misclassification between current and non-current derivative liabilities prior to the issuance of the Annual Report.

Remediation Plan and Status

Management is committed to maintaining a strong internal control environment and is actively implementing a remediation plan to address this material weakness, including:

•        Centralized repository documenting the nature of each matter, supporting analyses, status updates, and assigned ownership that will be subject to quarterly review for completeness and appropriateness of the conclusions reached.

•        Designate qualified personnel, responsibility for review and monitoring of significant accounting matters, including during periods of employee absence or transition.

Progress During the Quarter

As of September 30, 2026, the Company has made progress in remediating this weakness by completing the centralized repository documenting the nature of each matter, supporting analyses, status updates, and performing a review for completeness and assigning qualified personnel to perform the review. We believe these actions will address the material weakness. However, the controls will require sufficient testing to determine if they are designed and operating effectively. We expect to fully remediate this weakness by December 31, 2026.

Changes in Internal Control over Financial Reporting

Except for the enhancements to controls to address the material weakness there have been no changes in Telesat Corporation’s internal control over financial reporting for the interim period ending September 30, 2026, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1.       Legal Proceedings

We discuss certain legal proceedings in Telesat Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC, in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings. There have been no material developments in those proceedings since the filing of that report.

Item 1A.    Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 17, 2026 and our reports on the Form 6-K filed on August 13, 2026. There have been no material changes to the risk factors since the filing of those reports.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2.       Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.       Defaults Upon Senior Securities

None.

Item 4.       Reserved

Item 5.       Other Information

None.

Item 6.       Exhibits

None.